     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996


                                                      REGISTRATION NO. 333-04527

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                      INTEGRATED MEASUREMENT SYSTEMS, INC.
               (Exact name of registrant as specified in charter)

             OREGON                             3825                           93-0840631
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                9525 S.W. GEMINI DRIVE, BEAVERTON, OREGON 97008
                                 (503) 626-7117
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

                                KEITH L. BARNES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                9525 S.W. GEMINI DRIVE, BEAVERTON, OREGON 97008
                                 (503) 626-7117
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                WITH COPIES TO:

            WILLIAM C. CAMPBELL, Esq.                            MARK A. BERTELSEN, Esq.
              STEPHEN M. GOING, Esq.                              RICHARD J. HART, Esq.
     Ater Wynne Hewitt Dodson & Skerritt, LLP                        BETSEY SUE, Esq.
          222 S.W. Columbia, Suite 1800                      Wilson Sonsini Goodrich & Rosati
              Portland, Oregon 97201                             Professional Corporation
                  (503) 226-1191                                    650 Page Mill Road
                                                               Palo Alto, California 94304
                                                                      (415) 493-9300

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
         CROSS-REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501(B),
              SHOWING LOCATION OF INFORMATION REQUIRED BY FORM S-1

FORM S-1 ITEM NUMBER AND CAPTION                                            LOCATION OR CAPTION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Forepart of the Registration Statement; Outside Front
                                                                   Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages; Additional
                                                                   Information
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; The Company; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriters
       6.  Dilution.............................................                            *
       7.  Selling Security Holders.............................  Prospectus Summary; Principal and Selling
                                                                   Shareholders
       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriters
       9.  Description of Securities to Be Registered...........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............                            *
      11.  Information with Respect to the Registrant...........  Outside Front Cover Page; Prospectus Summary; The
                                                                   Company; Risk Factors; Dividend Policy; Price Range
                                                                   of Common Stock; Selected Financial Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Business;
                                                                   Management; Certain Transactions; Principal and
                                                                   Selling Shareholders; Description of Capital Stock;
                                                                   Shares Eligible for Future Sale; Financial
                                                                   Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................                            *

- ------------------------
* Not applicable or answer is in the negative.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

 PROSPECTUS (SUBJECT TO COMPLETION)

 ISSUED JUNE 17, 1996


                                2,525,000 SHARES

      [LOGO]
                       INTEGRATED MEASUREMENT SYSTEMS, INC.

                                  COMMON STOCK
                             ---------------------
OF THE 2,525,000 SHARES OF COMMON STOCK OFFERED HEREBY, 1,130,000 SHARES ARE BEING SOLD BY THE COMPANY AND 1,395,000 SHARES ARE BEING SOLD BY THE SELLING
 SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL NOT RECEIVE ANY PART OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING
   SHAREHOLDERS. THE COMPANY'S COMMON STOCK IS TRADED IN THE OVER-THE-COUNTER MARKET UNDER THE NASDAQ NATIONAL MARKET SYMBOL "IMSC." THE LAST REPORTED
     SALE PRICE FOR THE COMPANY'S COMMON STOCK ON MAY  23, 1996,        AS
      REPORTED  ON  THE NASDAQ  NATIONAL MARKET,  WAS  $26 PER  SHARE. SEE
                         "PRICE RANGE OF COMMON STOCK."

                         ------------------------------

          THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 6 HEREOF.
                             ---------------------
THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY   OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION    TO    THE    CONTRARY   IS   A   CRIMINAL   OFFENSE.

                            ------------------------

                                PRICE $  A SHARE

                            ------------------------

                                                             UNDERWRITING                            PROCEEDS TO
                                           PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                            PUBLIC         COMMISSIONS (1)       COMPANY (2)         SHAREHOLDERS
                                      ------------------  ------------------  ------------------  ------------------
PER SHARE...........................          $                   $                   $                   $
TOTAL (3)...........................          $                   $                   $                   $

- ------------------------------
(1) THE COMPANY AND THE SELLING SHAREHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $350,000.

(3) THE COMPANY AND A SELLING SHAREHOLDER HAVE GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 375,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS
    UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS
    TO COMPANY AND PROCEEDS TO SELLING SHAREHOLDERS WILL  BE $                 ,
    $                , $                AND $                , RESPECTIVELY. SEE
    "UNDERWRITERS."

                         ------------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY WILSON SONSINI GOODRICH & ROSATI, COUNSEL FOR THE UNDERWRITERS. IT IS
EXPECTED  THAT DELIVERY OF THE SHARES WILL  BE MADE ON OR ABOUT        , 1996 AT
THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                            ------------------------

MORGAN STANLEY & CO.
            INCORPORATED

                 COWEN & COMPANY

                                                 SOUNDVIEW FINANCIAL GROUP, INC.

      , 1996

                         INTEGRATED MEASUREMENT SYSTEMS
                        TEST STATIONS AND TEST SOFTWARE
                       PROVIDE ENGINEERING TEST SOLUTIONS

                                                      THE ATS FT TEST STATION
                                                      VERIFIES
                                                      AND CHARACTERIZES COMPLEX
                                                      DIGITAL ELECTRONIC
                                                      DEVICES.

                        [PHOTOS/ART]
                           [INSIDE FRONT COVER PAGE]
    (1) ATS FT STATION PICTURE
    The picture portrays two engineers reviewing test results on IMS Flexible Timing Test Station (ATS FT). The picture shows the test station with the test fixture, that contains the device-under-test, on top. The CRT shows the test results in graphic form.
    (2) DANTES VIRTUAL TEST SCHEMATIC
    The Schematic illustrates several Virtual Test Software functions. It depicts the test capture and documentation capabilities of Dantes, as well as test simulation and test fixture design features.
DANTES VIRTUAL TEST SOFTWARE SIMULATES TEST, FACILITATES TEST FIXTURE DESIGN AND DOCUMENTS THE TEST PROCESS BEFORE PROTOTYPE PRODUCTION.

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Integrated Measurement Systems, Inc. ("IMS" or the "Company") designs, manufactures, markets and services a family of versatile, high-performance engineering Test Stations and test software used to test and measure complex electronic devices. In addition, the Company develops, markets and supports a line of Virtual Test Software that permits design and test engineers to accelerate test program development and to conduct simulated tests of electronic device designs prior to the fabrication of a prototype of the actual device. The Company's products enable its customers to shorten time-to-market, enhance accuracy of design, reduce both the time required to test and the cost of testing the customers' devices and provide reliable and prompt feedback to both design and test engineers. Customers use the Company's products to test complex digital and mixed-signal devices such as microprocessors, microcontrollers, application specific integrated circuits and multi-chip modules. Successful implementation of the Company's strategy to bridge the gap between electronic design automation ("EDA") and automated test equipment ("ATE") will require continuing product innovation, growth in market share, creating and maintaining strategic relationships, maintaining a high level of customer service and expanding product distribution.

    The Company markets and supports its products worldwide through a network of direct sales force personnel, independent distributors and dedicated sales agents employed by Cadence Design Systems, Inc. ("Cadence"). The Company has sold over 900 Test Stations to customers in the semiconductor, aerospace, automotive, computer, consumer electronics, datacommunications, medical electronics, network computing, telecommunications and other industries. Based on 1995 net sales, the Company's top five customers are: Intel, Tokyo Electron Limited (the Company's distributor in Japan), Hughes Microelectronics, Lucky Goldstar and Samsung. These five customers represented 53% of net sales for 1995, while the balance of net sales came from customers individually providing less than 3% of net sales.

    The Company completed its initial public offering of Common Stock on July 21, 1995 at a price of $11 per share. The Company is currently a majority-owned subsidiary of Cadence and, upon completion of this Offering, Cadence will continue to own approximately 30% of the Company's outstanding Common Stock (27% if the Underwriters' over-allotment option is exercised in full).

RECENT DEVELOPMENTS

    In the first three months of 1996, the Company's net sales increased 31% and net income increased 115%, in each case as compared to the same period of 1995. In October 1995, the Company introduced two new products in its Test Station product line, the Logic Master ATS FT (Digital) and the Logic Master MTS (Mixed-Signal). Commercial shipments of the ATS FT Test Station commenced in December 1995 and the Company currently expects to commence commercial shipments of the MTS Test Station in the second half of calendar 1996. Furthermore, in October 1995, the Company announced support for Credence mixed-signal testers under its Virtual Test product line.

                                  THE OFFERING

Common Stock offered..............................  2,525,000 shares, including
                                                    1,130,000 shares by the Company and
                                                    1,395,000 shares by the Selling Shareholders
Common Stock to be outstanding after the            7,874,266 shares (1)(2)
offering..........................................
Use of proceeds...................................  For working capital and general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol.....................  IMSC

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31,        THREE MONTHS ENDED
                                                                -------------------------------  ----------------------
                                                                  1993       1994       1995      3/31/95   3/31/96(3)
                                                                ---------  ---------  ---------  ---------  -----------
                                                                                                      (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales.....................................................  $  23,117  $  30,052  $  41,093  $   9,084   $  11,915
Gross margin..................................................     12,902     17,617     25,327      5,446       7,507
Operating income..............................................        162      2,981      5,469        965       2,071
Net income....................................................        131      1,910      3,535        627       1,346
Net income per share (4)......................................  $    0.02  $    0.30  $    0.53  $    0.10   $    0.19
Weighted average number of common and common equivalent shares
 outstanding (4)..............................................      6,366      6,366      6,685      6,366       6,922

                                                                                              MARCH 31, 1996
                                                                                       ----------------------------
                                                                                        ACTUAL    AS ADJUSTED(1)(5)
                                                                                       ---------  -----------------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............................................................  $   8,986      $  37,147
Total assets.........................................................................     36,226         64,387
Capital lease obligations, net of current portion....................................         33             33
Shareholders' equity (6).............................................................     28,460         56,621

- --------------------------
(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriters."

(2) Reflects the issuance of 43,662 shares of Common Stock upon the exercise of currently outstanding options upon completion of this offering and excludes an additional 763,676 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.32, of which 81,275 are exercisable.

(3) Results include a cumulative charge to Cost of service and other sales of $327,000 related to the Company's change in accounting method for spare parts inventory.

(4) For an explanation of the determination of the number of shares used in computing net income per share, see Note 2 of Notes to the Financial Statements.

(5) Adjusted to give effect to (i) the exercise, subsequent to March 31, 1996, of options to acquire 44,411 shares of Common Stock, and (ii) the sale by the Company of 1,130,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(6) The Company has never declared a cash dividend.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY THE SELLING SHAREHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           3
The Company................................................................................................           5
Risk Factors...............................................................................................           6
Use of Proceeds............................................................................................          13
Dividend Policy............................................................................................          13
Price Range of Common Stock................................................................................          13
Capitalization.............................................................................................          14
Selected Financial Data....................................................................................          15
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          16
Business...................................................................................................          25
Management.................................................................................................          40
Certain Transactions.......................................................................................          50
Principal and Selling Shareholders.........................................................................          53
Description of Capital Stock...............................................................................          55
Shares Eligible for Future Sale............................................................................          57
Underwriters...............................................................................................          59
Legal Matters..............................................................................................          60
Experts....................................................................................................          60
Additional Information.....................................................................................          60
Index to Financial Statements..............................................................................         F-1

                            ------------------------

    Test Station Software, Virtual Test Software, ATS FT Test Station, Time Navigator Software, MTS Test Station, ATS Blazer Test Station, Logic Master XL Test Station, MCM Test Station, Mixed-Signal Test Station, IMS Test Environment, IMS TestVIEW, IMS-LINK, ATE-Link, Dantes and STL are trademarks of the Company. IMS and the IMS logo are registered trademarks of the Company. This Prospectus also includes trademarks and tradenames of companies other than Integrated Measurement Systems, Inc.

                            ------------------------


    EXCEPT AS OTHERWISE NOTED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES
THAT   THE   UNDERWRITERS'   OVER-ALLOTMENT  OPTION   IS   NOT   EXERCISED.  SEE
"UNDERWRITERS."

                                  THE COMPANY

    Integrated Measurement Systems, Inc. ("IMS" or the "Company") designs, manufactures, markets and services a family of versatile, high performance engineering test stations and related test software ("Test Stations") used to test and measure complex electronic devices. In addition, the Company develops, markets and supports a line of virtual test software ("Virtual Test Software") that permits design and test engineers to accelerate test program development and to conduct simulated tests of electronic device designs prior to the fabrication of a prototype of the actual device. The Company's products enable its customers to shorten time-to-market, enhance accuracy of design, reduce both the time required to test and the cost of testing the customers' devices and provide reliable and prompt feedback to both design and test engineers. Customers use the Company's products to test complex digital and mixed-signal devices such as microprocessors, microcontrollers and other logic integrated circuits ("ICs"), application specific integrated circuits ("ASICs") and multi-chip modules ("MCMs").

    Since ICs, ASICs and MCMs have become more complex and competition to develop the newest and most powerful designs has become more intense, demand has increased for technologically advanced design, test and manufacturing products that can reduce development and production time and cost and shorten time-to-market for next generation technologies. At the front end of this process, electronic design automation ("EDA") technology has made significant strides in solving design problems by enabling design engineers to make more accurate, complex and reliable designs, at a much faster pace. On the back end, automated test equipment ("ATE") permits testing of physical devices on the manufacturing floor with high speed and accuracy.

    The steps between design and production include verifying and characterizing the physical devices in the engineering lab (generally referred to as "engineering test"). The engineering test process represents a substantial part of the entire development cycle for microprocessors, microcontrollers, custom ICs, ASICs and MCMs. Anomalies found within the circuits at this stage can be identified and redesigned, reducing the likelihood that production devices will contain hidden flaws and improving production yields. Minimal hidden flaws and higher yield can translate into the elimination or reduction of product recalls and updates and reduced cost per device.

    The Company's Test Stations provide cost-effective, easy to use, versatile and interactive systems for engineering verification and characterization, while the Company's Virtual Test Software provides a solution to the problems inherent in developing test programs, designing test fixtures, simulating test processes and documenting the process prior to the fabrication of physical prototypes. IMS works with leading ATE vendors to provide complete Virtual Test solutions for integration between design and test and to accelerate test program development.

    The Company's strategy is to bridge the gap between EDA and ATE and, in particular, to design, develop, manufacture and market innovative, cost-effective, high performance Test Stations and software to increase productivity, accelerate time-to-market for new products and reduce the cost of testing. The key elements of the Company's strategy include providing product innovation, expanding market share, creating and maintaining strategic relationships, maintaining a high level of customer service and expanding product distribution. In marketing its products, the Company targets leading semiconductor and electronic systems companies worldwide. To compete successfully for those markets, IMS bases its marketing strategy on providing complete solutions consisting of products, training, on-site service and support and active customer involvement in the Company's product design and specification process.

    The Company markets and supports its products worldwide through a network of direct sales force personnel, independent distributors and dedicated agents employed by Cadence Design Systems, Inc. ("Cadence"). Since its inception, the Company has sold over 900 Test Stations to customers in the semiconductor, aerospace, automotive, computer, consumer electronics, datacommunications, medical electronics, network computing, telecommunications and other industries. Based on 1995 net sales, the Company's top five customers are: Intel, Tokyo Electron Limited (the Company's distributor in Japan), Hughes Microelectronics, Lucky Goldstar and Samsung. These five customers represented 53% of net sales for 1995, while the balance of net sales came from customers individually providing less than 3% of net sales.

    The Company is currently a 55% owned subsidiary of Cadence. Upon completion of this offering, Cadence will continue to own approximately 30% of the Company's outstanding Common Stock (27% if the Underwriters' over-allotment option is exercised in full). The Company was incorporated in Oregon in 1983. The Company operated as an independent entity until it was acquired by Valid Logic, Inc. ("Valid Logic") in 1989. In 1991, the Company became a wholly-owned subsidiary of Cadence as a result of the merger of Valid Logic with Cadence. Both Cadence and Valid Logic operated the Company as a separate subsidiary. On July 21, 1995, the Company completed an initial public offering of Common Stock, in which 375,000 shares were sold by the Company, and 2,615,000 shares were sold by Cadence, at a price of $11 per share. The Company's executive offices are located at 9525 S.W. Gemini Drive, Beaverton, Oregon 97008, and its telephone number is (503) 626-7117.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS CERTAIN INFORMATION AND TREND ANALYSIS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE FOLLOWING RISK FACTORS AND IN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    FLUCTUATIONS IN OPERATING RESULTS. The Company's results of operations have fluctuated and may continue to fluctuate from period to period, depending on a number of factors including the volume and mix of products sold to the Company's customers, the timing and shipment of significant orders, the timing of new product introductions, the timing of expenditures in anticipation of future sales, the length of sales cycles and the cyclical nature of high technology industries. The Company derives a substantial portion of its net sales from the sale of Test Stations which typically range in price from $200,000 to $1.2 million per unit and may be priced as high as $1.8 million for a single unit. As a result, the receipt of a single order, and the timing of the receipt and shipment of a single order can have a significant impact on the Company's net sales and results of operations for a particular period. Historically, a substantial portion of the Company's net sales have been realized near the end of each quarter, reflecting the purchasing patterns of high technology companies in making capital expenditures. Therefore, the Company's quarterly sales and results of operations may be negatively impacted if an order is received too late in a given quarter to permit product shipment and the recognition of revenue during that quarter. In addition, the Company's product sales have fluctuated based on seasonal factors, such as customers' capital budget approval cycles in the first calendar quarter, holidays in Europe and the U.S. during the third calendar quarter, among other factors. As a result, the Company has historically experienced relative declines in product sales for the first and third quarters and relative increases in product sales for the second and fourth quarters. The Company expects that seasonal fluctuation will continue to affect the Company's results of operations in future periods. A significant portion of the Company's operating expenses are relatively fixed in nature, and planned expenditures are based in part on anticipated orders. In addition, the need for continued expenditures for research, development and engineering makes it difficult to reduce expenses in a particular quarter if the Company's sales goals for that quarter are not met. The inability to reduce spending quickly enough to compensate for any revenue shortfall would magnify the adverse impact of such revenue shortfall on the Company's results of operations. In addition, announcements by the Company or its competitors of new products and technologies may cause customers to defer purchases of the Company's existing systems, which could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's Common Stock. There can be no assurance that the Company will remain profitable in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    CUSTOMER CONCENTRATION. A relatively small number of customers account for a significant percentage of the Company's sales volume and net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the general economy. Based on 1995 net sales, the Company's top five customers are: Intel, Tokyo Electron Limited (the Company's distributor in Japan), Hughes Microelectronics, Lucky Goldstar and Samsung. These five customers represented 53% of net sales for 1995, while the balance of net sales came from customers individually providing less than 3% of net sales. For the years ended December 31, 1993, 1994 and 1995 and the first three months of 1996, sales to Intel represented approximately 16%, 22%, 30% and 47% of the Company's net sales, respectively. For the year ended December 31, 1993 and the first three months of 1996, sales to Tokyo Electron Limited represented 12% and 10%, respectively, of the Company's net sales. No other customer or distributor accounted for more than 10% of the Company's net sales during the periods indicated. The Company expects that a limited number of customers will continue to account for a high percentage of the Company's net sales for the foreseeable future. See "Business -- Markets and Customers."

    TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION. The market for electronic design and test equipment is characterized by rapid technological change requiring significant expenditures for new product introductions and enhancements to existing products. The Company's ability to remain competitive in this market will depend in significant part upon its ability to successfully develop and introduce new products and enhancements on a timely and cost-effective basis that keep pace with technological developments, evolving industry standards and methodologies, and the increasingly sophisticated needs of the Company's customers. The success of the Company in developing new and enhanced products depends upon a variety of factors, including, but not limited to, its continued ability to adequately fund new product developments, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes and product performance and acceptance at customer locations. Because commitments to develop new products generally must be made well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy such demand. Further technological advances, such as the successful introduction by competitors of alternatives to Test Stations or Virtual Test Software, may cause a decline in the demand for and sales of the Company's products. There can be no assurance that the Company will be successful in developing and marketing new products and product enhancements that respond to technological change, evolving industry standards and changing customer requirements; that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products; or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. In particular, the Company's Virtual Test Software alternative to traditional methods of developing test programs for the testing of complex electronic devices on expensive test equipment has not yet achieved widespread market acceptance. In addition, since Virtual Test Software was first developed by Cadence, expansion of the market will depend on the Company's ability to successfully market services and provide upgrades to its Virtual Test Software, which predominately operates in conjunction with Cadence software tools. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on the Company's business, financial condition and results of operations. The introduction of products embodying new technologies or changes in industry standards or customer requirements could render the Company's existing products obsolete and unmarketable. There can be no assurance that the announcement of new product offerings or changes in existing product standards will not cause customers to defer purchases of existing Company products, which could adversely affect the Company's results of operations.

    DEPENDENCE ON SINGLE AND SOLE SOURCE SUPPLIERS. The Company purchases many key components from sole or single source vendors for which alternative sources are not currently available. The inability to develop alternative sources for these single or sole source components or to obtain sufficient quantities of these components could result in delays or reductions in product shipments which would adversely affect the Company's business, financial condition and results of operations. In the event of a reduction or interruption of supply, a significant amount of time, in some cases as much as twelve to twenty-four months, would be required to accommodate these alternative suppliers. In such event, the Company's operating results would be materially adversely affected. In addition, the manufacture of these components is extremely complex, and the Company's reliance on the suppliers of these components exposes the Company to potential production difficulties and quality variations, which could negatively impact pricing, timely delivery and quality of acceptable components. For example, the Company depends on a sole sourced custom integrated circuit in one of its Test Stations. In 1994, significant portions of new deliveries of this part did not meet specifications, thereby resulting in Test Stations being unable to detect failures when operating at speeds below 10 MHz. Recently, the Company experienced late delivery of IC components used in the driver module of certain of its Test Stations. In addition, the limits within which these components operated required the Company to change its product specifications for those Test Stations. The Company has thus far avoided any material adverse impact on timing of customer deliveries for its Test Stations resulting from such supply problems. However, no assurance can be given that supply problems will not recur or, if such problems do recur, that satisfactory solutions would be available. Any prolonged inability to obtain adequate amounts of fully functional components or any other circumstances that would require the Company to seek alternative sources of supply would have a material adverse effect on the Company's business, financial condition and results of operation and could damage the Company's relationships with its customers. See "Business -- Manufacturing."

    DEPENDENCE ON THIRD PARTY MANUFACTURERS. The Company relies on a limited number of independent manufacturers to provide certain components and assemblies made to the Company's specifications and used in the Company's products. In the event that the Company's subcontractors were to experience financial, operational, production or quality assurance difficulties or a catastrophic event that resulted in a reduction or interruption in supply to the Company, the Company's operating results would be materially adversely affected until the Company was able to establish sufficient manufacturing supply from alternative sources. There can be no assurance that alternative manufacturing sources will be able to meet the Company's future requirements or that existing or alternative sources will continue to be available to the Company at favorable prices. See "Business -- Manufacturing."

    FUTURE CAPITAL NEEDS. Development and manufacture of new Test Stations, enhancements to existing Test Stations and the further development of Virtual Test Software require a substantial investment of funds. Additional funds may also be required to satisfy the Company's cash requirements for future generations of products and the Company's working capital needs. Possible fluctuations in operating results of the Company may delay the funding of some new products. Such a delay may have a material adverse impact on future operating and financial results. Following the completion of this offering, the Company may be unable to obtain financing on favorable terms due to the change in its relationship with Cadence. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    IMPLEMENTATION OF NEW INFORMATION SYSTEM. The Company is currently in the process of implementing a new information system to handle the Company's financial, accounting and production planning and control functions. No assurance can be given that the implementation of this system will not result in significant disruptions to the Company's business, such as the loss of data while converting systems, errors in planning production requirements, delays in the Company's ability to timely effect periodic closings of its accounting records and other similar problems. Any such disruptions or any failure to successfully implement this new information system in a timely manner could have a material adverse effect on the Company's business, financial condition or results of operations.

    UNCERTAINTIES WITH RESPECT TO INDEPENDENT CORPORATE STATUS. The Company was independent from its inception in 1983 to February 1989, when it was acquired by Valid Logic. As a subsidiary of Valid Logic, the timing of the Company's new product development and introductions was substantially influenced by the capital needs of Valid Logic, and those decisions affected the Company's financial performance. In 1991, Valid Logic merged with Cadence, and the Company became a wholly-owned subsidiary of Cadence. Cadence currently owns 55% of the Company's outstanding Common Stock. Following this offering, Cadence will continue to own approximately 30% of the Company's Common Stock (27% if the Underwriters' over-allotment option is exercised in full). Due to its ownership history, the Company's operating history during prior periods cannot necessarily be regarded as indicative of the Company's prospects as a fully independent company. For example, the Company may no longer be able to rely on or benefit from its relationship with Cadence to obtain credit or favorable terms of purchase from suppliers. Following the consummation of this offering, the Company will continue to be responsible for the services that were provided by Cadence prior to the Company's initial public offering, including legal, tax, risk management and distribution services in a number of markets. In addition, the Company will continue to rely on certain Cadence services provided under Joint Sales Agency and Corporate Services Agreements. For example, the Company currently sells and supports its products in Europe, Israel and Taiwan through 12 Cadence employees located in Cadence facilities and who act as dedicated agents of the Company under the terms of the Corporate Services Agreement. There can be no assurance that the Company will retain the services of such dedicated agents for the term of the Corporate Services Agreement or that replacement personnel could be retained on a timely basis, if at all. The loss of such personnel and the failure to attract and retain replacement employees, or the costs associated with hiring new sales personnel and providing adequate facilities and benefits to such employees would likely have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the transition to a more independent corporate status will not adversely affect the Company's business, financial condition or results of operations. In addition, the Company's ability to work cooperatively with companies in related industries can be expected to change, to the extent such other companies recognize the change in the Company's relationship with Cadence. The Company could find it more difficult to recruit skilled people or obtain customers to whom the Company's status as a subsidiary of Cadence has been important. No assurance can be given that such factors will not have a material adverse affect on the Company's business, financial condition or results of operations in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

    HIGHLY COMPETITIVE INDUSTRY. The electronic design and test industries are intensely competitive. The Company faces substantial competition from manufacturers located throughout the world. Certain of the Company's competitors, including Hewlett-Packard, have substantially greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the Company. New product introductions or product announcements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing or future products. Moreover, increased competitive pressure could lead to intensified price-based competition, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company experiences competition in the verification segment of its business principally from Hewlett-Packard. In the characterization segment of its business, the Company competes with a number of other test companies, including certain ATE companies. In addition, no assurance can be given that other companies, including Cadence, which retains certain rights to the Virtual Test Software technology, and other EDA companies, will not enter into the Virtual Test Software business. The Company believes that, in order to remain competitive, significant financial investments in new product development and customer service and support will be required. There can be no assurance that the Company will be able to access the necessary financing or to compete successfully in the future. See "Business -- Competition."

    Significant  delays  have  occurred  in  the  past  between  the   Company's
introduction of a new system and the commencement by the Company of volume production of such system. No assurance can be given that difficulties will not arise in the future with respect to the introduction and production of the Company's products and that delays in such processes would not adversely affect future business, financial condition and results of operations. The Company believes that continued market acceptance of its current generation Test Stations, and acceptance of its future generation Test Stations, as well as of its Virtual Test Software, are of critical importance to its future financial results. To the extent that these products are not introduced in a timely manner or do not achieve significant sales due to lack of customer acceptance, or if the Company is unable to correct any technical or other difficulties associated with these products or produce the volume of products necessary to satisfy customer demand, or if the introduction and production of its products fails for any other reason, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Research and Development" and " -- Competition."

    DEPENDENCE ON KEY PERSONNEL. The Company's future operating results depend in significant part upon the continued services of its key technical and senior management personnel. The Company's future operating results also depend in part upon its ability to attract and retain qualified management, technical and sales and support personnel for its operations. Competition for such personnel is intense, and the Company may find it difficult to attract key talent in a timely and efficient manner. Many of the Company's employees continue to hold previously issued options to acquire Cadence Common Stock, which are subject to vesting under Cadence's stock option plans. However, no new Cadence options will be issued to the Company's employees. The loss of any key employee, the failure of any key employee to perform in his or her current position or the Company's inability to attract and retain skilled employees, as needed, could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Employees."

    PROPRIETARY RIGHTS. The Company's success is heavily dependent upon its proprietary technology. The Company does not currently have any patents and historically has relied principally on trade secret and copyright law to protect its technology. The Company's policy has been to enter into nondisclosure/ confidentiality agreements with its employees, and it generally enters into agreements with third parties that likewise limit access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company will provide adequate protection of its technology or that competitors will not be able to develop similar or functionally equivalent technology. In the future, the Company may receive notice of claims of infringement of other parties' proprietary rights and there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims against third parties, such as customers) will not be asserted against the Company or that any such assertions will not have a material adverse affect on the Company's business, financial condition or results of operations. Several of the Company's customers have informed the Company that they have received letters from Jerome H. Lemelson alleging that certain equipment used in the manufacture of electronic devices infringes certain patents issued to Mr. Lemelson relating to electronic manufacturing technologies. Such customers may seek indemnification from the Company for any damages and expenses resulting from this matter. The Company cannot predict the outcome of this or any similar claim or its effect upon the Company, and there can be no assurance that any such litigation or claim would not have a material adverse effect on the Company's business, financial condition or results of operations. If any Company equipment is found to infringe a patent, a court may grant an injunction to prevent making, selling or using the equipment in the United States. Irrespective of the validity or the success of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license of such third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available under reasonable terms or at all.

    The Company hires employees who have previously been employed by competitors of the Company, and hires contractors who have previously performed work for competitors of the Company. Some of these competitors include companies with whom the Company has in the past held detailed business discussions, including in-depth due diligence. The Company's policy with respect to such employees and contractors is to assure that they do not work in areas directly equivalent to their former employment for the express duration of any post-employment covenants that such employees and contractors may have with their previous employer, and in general, to require all its employees to adhere to confidentiality obligations owed previous employers. There can be no assurance that such policies will be sufficient to prevent claims from being asserted against the Company by previous employers of Company employees or consultants, or that such claims would not ultimately prove successful. Such claims, if made, could have a material adverse effect on the Company's business, financial condition and results of operations.

    GENERAL ECONOMIC AND MARKET CONDITIONS; CYCLICALITY. The industries in which the Company competes and the markets that it serves are highly cyclical. During recent years, segments of these industries, including the semiconductor, aerospace, automotive, computer, consumer electronics, datacommunications, medical electronics, network computing and telecommunications, industries, have experienced significant economic downturns from time to time. The semiconductor industry is particularly volatile due to rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of such industry patterns, general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. There can be no assurance  that such  factors will  not have  a material  adverse effect  on the
Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    LENGTHY SALES CYCLE. Sales of the Company's products depend in significant part upon the decision of companies in technology industries to develop and manufacture new electronic devices or to increase manufacturing capacity. As a result, sales of the Company's Test Stations and Virtual Test Software are subject to a variety of factors outside the Company's control, such as general economic downturns. In addition, the decision to purchase the Company's products generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. For these and other reasons, sales of the Company's systems have lengthy sales cycles during which the Company may expend substantial funds and management effort to secure a sale. This subjects the Company to a number of significant risks, including fluctuations in operating results, over which the Company has little control.

    INTERNATIONAL SALES. International sales accounted for approximately 33%, 40%, 32% and 30% of the Company's net sales for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1996, respectively, and the Company expects that international sales will continue to account for a significant portion of its net sales in future periods. International sales are subject to certain inherent risks including tariffs, embargoes and other barriers, difficulties in staffing and managing foreign sales and service operations, difficulties in managing distributors, potentially adverse tax consequences, the possibility of difficulty in collecting accounts receivable and potential foreign currency fluctuations. In addition, the Company relies on dedicated agents employed by Cadence for sales in certain international markets. See "Business --Marketing and Distribution." The Company is also subject to risks associated with legislation and regulations relating to the import or export of high technology products. The export of the Company's products to certain countries is limited by law. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of the Company's products in the future will be implemented by the United States or any other country. Fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Furthermore, future international activity may result in higher proportion of foreign currency denominated sales, and in such event gains and losses on the conversion to U.S. dollars arising from international operations may contribute to fluctuations in the Company's results of operations. In addition, international sales typically are adversely affected in the third quarter of each year as many customers and end-users reduce their business activities during the summer months. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    CONCENTRATION OF STOCK OWNERSHIP. Following the completion of this offering, Cadence will beneficially own approximately 30% (27% assuming the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock of the Company. Cadence will continue to have considerable representation on the Company's Board of Directors and will continue to have significant influence on the Company's direction. See
"Management -- Directors, Executive Officers and Key Employees," "Certain Transactions" and "Principal and Selling Shareholders."

    EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Articles of Incorporation ("Restated Articles"), Restated Bylaws ("Restated Bylaws") and the Oregon Business Corporation Act will effectively make it more difficult for a third party to acquire control of the Company through either a tender offer or a proxy contest for the election of directors. The Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control of the Company. In addition, the Company's Restated Articles and Restated Bylaws contain provisions which (i) classify the Board of Directors into three classes, with one class being elected each year, (ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75% of the votes then entitled to be cast for the election of directors and
(iii) permit the Board to establish the rights, preferences and privileges of, and to issue, preferred stock without shareholders' approval. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter efforts to obtain control of the Company. See "Description of Capital Stock -- Common Stock" and
"-- Oregon Control Share and Business Combination Statutes; Certain Provisions of Restated Articles."

    ABSENCE OF DIVIDENDS. The Company has not declared or paid dividends on its Common Stock, except for the declaration of a non-cash dividend for the purpose of settling intercompany accounts with Cadence. The Company does not anticipate paying cash dividends with respect to the Common Stock in the foreseeable future. See "Dividend Policy."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of the Company's Common Stock in the public market after this offering could adversely affect the market price of the Company's Common Stock. Upon completion of this offering, the Company will have approximately 7,874,266 shares of Common Stock outstanding, of which 5,516,604 shares (5,891,604 if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, Cadence will continue to hold approximately 2,365,350 shares (2,160,350 shares if the Underwriters' over-allotment option is exercised in full), and will be eligible to sell these shares in the public market pursuant to Rule 144, subject to certain contractual restrictions on resale, including lock-up agreements under which the Company, officers and directors of the Company and the Selling Shareholders have agreed, subject to certain exceptions, not to sell or otherwise dispose of any of their shares for a period of 120 days after the date of this Prospectus. However, Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. In addition, Cadence will have certain rights with respect to registration of such shares of Common Stock for sale to the public. Sales of Common Stock by Cadence in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. In addition, 763,676 shares are issuable upon exercise of outstanding options granted under the Company's stock option plans as of the date of this prospectus. The Company currently intends to file a Registration Statement on Form S-8 covering an aggregate of 1,250,000 shares of Common Stock reserved for issuance under its stock option plans in order to permit the resale of such shares issued upon the exercise of such options in the public market without restriction. The Company has filed a Registration Statement on Form S-8 covering 250,000 shares that have been reserved for issuance under its 1995 Employee Stock Purchase Plan permitting the resale of such shares in the public market without restriction under the Securities Act. See "Management -- Stock Option Plans," "-- 1995 Employee Stock Purchase Plan," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

    POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock has experienced significant price volatility and such volatility may occur in the future, particularly as a result of announcements of developments related to the Company's business, fluctuations in the Company's financial results and general conditions in the electronic design and test industries, the semiconductor industry or the economy. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Underwriters."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,130,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $26 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $27.5 million (approximately $31.7 million assuming the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.


    The principal purposes of this offering are to increase the Company's equity capital, which is a competitive factor in the semiconductor equipment industry, expand the public market for the Common Stock and to facilitate future access to public equity markets. Although the Company intends to use the net proceeds for working capital and for general corporate purposes, the Company currently has no specific plans for the net proceeds of this offering. The Company may use a portion of the net proceeds to acquire complementary businesses, products or technologies; however, it currently has no commitments or agreements with respect to such transactions.

    Pending the above uses, the Company intends to invest the net proceeds from this offering in short-term investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. On March 31, 1995, the Company declared a $1.0 million non-cash dividend to Cadence for the purpose of settling intercompany accounts. The Company currently intends to retain the earnings from its operations for use in the operation and expansion of its business and does not anticipate paying cash dividends with respect to the Common Stock in the forseeable future. The payment of any future dividends will be determined by the Board of Directors in light of then current conditions, including the Company's earnings and financial condition.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol "IMSC." The Company completed its initial public offering of Common Stock on July 21, 1995, at a price of $11 per share. The following table sets forth, for the periods indicated, the high and low sales prices for the Company's Common Stock as reported by the Nasdaq National Market.

                                                                              HIGH        LOW
                                                                           ----------  ----------
FISCAL 1995
  Third Quarter (from July 21, 1995).....................................  $      165/8 $      123/8
  Fourth Quarter.........................................................         153/4        115/8
FISCAL 1996
  First Quarter..........................................................         17          121/2
  Second Quarter (through May 23, 1996)..................................         273/4        155/8

    On May 23, 1996, the last reported sale price for the Company's Common Stock as reported by the Nasdaq National Market was $26 per share. As of March 15, 1996, there were approximately 1,575 shareholders who held beneficial interests in shares of Common Stock registered in nominee names of banks and brokerage houses.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to give effect to (i) the exercise, subsequent to March 31, 1996, of options to acquire 44,411 shares of Common Stock, and (ii) the sale of the 1,130,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $26 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom.

                                                                                                MARCH 31, 1996
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
                                                                                                 (UNAUDITED)
Capital lease obligations, net of current portion (1).....................................  $      33   $      33
                                                                                            ---------  -----------
Shareholders' equity:
  Preferred stock, par value $.01, 10,000,000 shares authorized, no shares issued and
   outstanding, actual and as adjusted....................................................     --          --
  Common stock, par value $.01, 15,000,000 shares authorized, 6,699,855 shares issued and
   outstanding, actual; 7,874,266 shares issued and outstanding, as adjusted (2)..........         67          79
  Additional paid-in capital..............................................................     21,097      49,246
  Retained earnings.......................................................................      7,296       7,296
                                                                                            ---------  -----------
    Total shareholders' equity............................................................     28,460      56,621
                                                                                            ---------  -----------
    Total capitalization..................................................................  $  28,493      56,654
                                                                                            ---------  -----------
                                                                                            ---------  -----------

- ------------------------
(1) See Note 3 of Notes to the Financial Statements.

(2) Excludes 718,812 shares of Common Stock issuable upon exercise of outstanding options as of March 31, 1996 at a weighted average exercise price of $10.22 per share, of which 112,302 were then exercisable.

                            SELECTED FINANCIAL DATA

    The statement of income data presented below for each of the three years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from the financial statements of the Company, which are included elsewhere in this Prospectus and have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon also is included herein. The balance sheet data as of December 31, 1991, 1992 and 1993 and the statement of income data for the year ended December 31, 1992 are derived from financial statements not included in this Prospectus and have been audited by Arthur Andersen LLP. The statement of income data for the year ended December 31, 1991 and the three-month periods ended March 31, 1995 and March 31, 1996 and the balance sheet data as of March 31, 1995 and March 31, 1996 are unaudited and have been derived from the Company's books and records. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information are set forth herein. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for any future period. The Company has never declared a cash dividend. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                    THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                      MARCH 31,
                                            -----------------------------------------------------  --------------------
                                              1991       1992       1993       1994       1995       1995      1996(1)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Product sales.............................  $  17,129  $  19,221  $  19,357  $  23,981  $  33,076  $   7,304  $   9,170
Service and other sales...................      3,034      3,154      3,760      6,071      8,017      1,780      2,745
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net sales.............................     20,163     22,375     23,117     30,052     41,093      9,084     11,915
Cost of product sales.....................      7,548      8,677      8,616     10,090     12,827      2,949      3,213
Cost of service and other sales...........      1,030      1,556      1,599      2,345      2,939        689      1,195
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total cost of sales...................      8,578     10,233     10,215     12,435     15,766      3,638      4,408
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin..............................     11,585     12,142     12,902     17,617     25,327      5,446      7,507
Operating expenses:
  Research, development and
   engineering............................      3,215      3,117      3,130      3,664      6,177      1,309      1,988
  Selling, general and administrative.....      7,277      7,776      9,610     10,972     13,681      3,172      3,448
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..............     10,492     10,893     12,740     14,636     19,858      4,481      5,436
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income..........................      1,093      1,249        162      2,981      5,469        965      2,071
Other income, net.........................        244        130         71        114        319         51        101
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes................      1,337      1,379        233      3,095      5,788      1,016      2,172
Provision for income taxes................        557        539        102      1,185      2,253        389        826
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income................................  $     780  $     840  $     131  $   1,910  $   3,535  $     627  $   1,346
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share (2)..................  $    0.12  $    0.13  $    0.02  $    0.30  $    0.53  $    0.10  $    0.19
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common and
 common equivalent shares outstanding
 (2)......................................      6,366      6,366      6,366      6,366      6,685      6,366      6,922
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                                DECEMBER 31,                            MARCH 31,
                                            -----------------------------------------------------  --------------------
                                              1991       1992       1993       1994       1995       1995       1996
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $   1,986  $   1,872  $   1,290  $   4,384  $   8,930  $   5,021  $   8,986
Working capital...........................      9,428      9,270      8,347     10,903     17,588     10,683     20,181
Total assets..............................     16,491     18,065     18,565     22,662     35,001     23,453     36,226
Capital lease obligations, net of current
 portion..................................         10     --            109         83         54        122         33
Shareholders' equity......................     13,655     14,601     15,104     18,269     26,484     18,045     28,460

- --------------------------

(1) Results include a cumulative charge to Cost of service and other sales of $327,000 related to the Company's change in accounting method for spare parts inventory.

(2) For an explanation of a determination of the number of shares used in computing net income per share, see Note 2 of Notes to the Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with Selected Financial Data and the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain trend analysis and other information which constitute forward-looking statements that involve risks and uncertainties, such as statements of the Company's objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein due to numerous factors including those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

    The Company was founded in 1983 to design and develop engineering Test Stations to test and measure complex electronic devices at the prototype stage. The Company was acquired by Cadence in 1991 as a result of the merger of Valid Logic into Cadence, in a transaction accounted for as a pooling. Cadence has operated the Company as a separate subsidiary.

    In July 1995, the Company successfully completed an initial public offering of common stock, yielding net proceeds to the Company and Cadence of $3.3 million and $26.6 million, respectively. Cadence currently owns 55.4% of the outstanding common stock of the Company, with the remaining 44.6% publicly owned.


    The Company has been profitable for each of the last eight years and has financed its business activities during that period principally through cash generated from its own operations. The Company's net sales have increased each of the last three years, with 1995 net sales increasing 77.8% over 1993 net sales. This sales growth, combined with more moderate percentage growth in cost of sales and operating expenses, has resulted in net income of $131,000, $1.9 million, $3.5 million, and $1.3 million for 1993, 1994, 1995, and the first three months of 1996, respectively. The increase in net sales has resulted from the Company's design and development of new products and enhancements of existing products, the growth of the complex device market which the Company serves, and successful penetration into foreign markets.


    During the last three years, the Company has generated most of its revenue from sales of its Logic Master, XL, ATS and ATS Blazer Test Station product families and related software. In 1994, the Company began generating revenue from the sale of Virtual Test Software and related services. For the year 1995 and the first three months of 1996, Virtual Test software accounted for 4.6% and 7.5% of the Company's net sales, respectively. Introduced during the fourth quarter of 1995, the Company's ATS FT Test Station generated 14.9% of 1995 annual net sales, and 28.3% of net sales for the first three months of 1996. The Company also generates revenue from selling maintenance contracts, installation, consulting services, training and refurbishment services. The Company has a program for identifying obsolete inventory as new products are introduced and systematically provides reserves for such obsolescence in its financial statements.

    Future operating results will depend on many factors, including demand for the Company's products, the introduction of new products by the Company and by its competitors, the Company's ability to operate independently from Cadence and industry acceptance of Virtual Test Software. Results of operations for the periods discussed here should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock. There can be no assurance that the Company's net sales will grow or that such growth will be sustained in future periods or that the Company will remain profitable in any future period.

    Following this offering, Cadence will continue to provide certain services to the Company pursuant to a Corporate Services Agreement. Under this agreement, Cadence provides dedicated agents to sell and support the Company's products in Germany, England, France, Israel and Taiwan. In addition, Cadence will provide the Company with office space and related services in several locations in the United States until June 1, 1999, unless terminated earlier under the terms of such agreement. Furthermore, although the

Company may establish its own foreign sales subsidiaries, until those subsidiaries are established, the Company will continue to sell its products in Europe, Israel and Taiwan through dedicated sales agents employed by subsidiaries of Cadence. The Company pays Cadence the cost of Cadence's expense (plus an agency fee) for Cadence's employees who fulfill the dedicated agent functions of the Company under the Corporate Services Agreement. See "Business
- -- Employees" and "Certain Transactions -- Agreements with Cadence."

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated selected items of the Company's statements of income as a percentage of its net sales:

                                                                                                     THREE MONTHS ENDED MARCH
                                                                     YEAR ENDED DECEMBER 31,                   31,
                                                              -------------------------------------  ------------------------
                                                                 1993         1994         1995         1995         1996
                                                              -----------  -----------  -----------  -----------  -----------
Product sales...............................................       83.7%        79.8%        80.5%        80.4%        77.0%
Service and other sales.....................................       16.3         20.2         19.5         19.6         23.0
                                                                  -----        -----        -----        -----        -----
    Net sales...............................................      100.0        100.0        100.0        100.0        100.0
                                                                  -----        -----        -----        -----        -----
Cost of product sales.......................................       37.3         33.6         31.2         32.5         27.0
Cost of service and other sales.............................        6.9          7.8          7.2          7.6         10.0
                                                                  -----        -----        -----        -----        -----
    Total cost of sales.....................................       44.2         41.4         38.4         40.1         37.0
                                                                  -----        -----        -----        -----        -----
Gross margin................................................       55.8         58.6         61.6         59.9         63.0
Operating expenses:
  Research, development and engineering.....................       13.5         12.2         15.0         14.4         16.7
  Selling, general and administrative.......................       41.6         36.5         33.3         34.9         28.9
                                                                  -----        -----        -----        -----        -----
    Total operating expenses................................       55.1         48.7         48.3         49.3         45.6
                                                                  -----        -----        -----        -----        -----
Operating income............................................        0.7          9.9         13.3         10.6         17.4
Other income, net...........................................        0.3          0.4          0.8          0.6          0.8
                                                                  -----        -----        -----        -----        -----
Income before income taxes..................................        1.0         10.3         14.1         11.2         18.2
Provision for income taxes..................................        0.4          3.9          5.5          4.3          6.9
                                                                  -----        -----        -----        -----        -----
Net income..................................................        0.6%         6.4%         8.6%         6.9%        11.3%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

    NET SALES. Net sales is comprised of product sales (including sales of Test Stations, Test Station software and Virtual Test Software) and service and other sales (including primarily maintenance contracts and refurbishment services). Net sales increased 31.2% from $9.1 million in the three months ended March 31, 1995 to $11.9 million in the three months ended March 31, 1996. The increase in net sales reflects the introduction of the Company's new ATS FT Test Stations, which contributed 28.3% of net sales during the first quarter of 1996, and continued contributions from the Company's ATS Blazer and XL Test Station products. In addition, sales of Virtual Test Software and related services grew to 7.5% of net sales during the first three months of 1996, compared to 3.4% in the first quarter of 1995.

    COST OF SALES. Cost of sales consists of material, labor, manufacturing and service overhead as well as amortization of capitalized software development costs. Total cost of sales increased 21.2% from $3.6 million in the three months ended March 31, 1995 to $4.4 million in the three months ended March 31, 1996. Product cost of sales increased 9.0% from $2.9 million for the first three months of 1995 to $3.2 million for the same period in 1996, primarily due to higher sales volume, partially offset by benefits from lower costs of materials and manufacturing efficiencies. Service and other cost of sales increased 73.4% from $689,000 in the first three months of 1995 to $1.2 million in the first three months of 1996, due to a one-time $327,000 charge in the first quarter of 1996 for the Company's change in accounting for spare parts costs associated with refurbishment services and increased labor costs associated with expanding customer service center and training services.

    GROSS MARGIN. The Company's gross margin increased 37.8% from $5.4 million in the three months ended March 31, 1995 to $7.5 million in the three months ended March 31, 1996. As a percentage of net sales, gross margin increased from 59.9% for the three months ended March 31, 1995 to 63.0% for the three months ended March 31, 1996. Product gross margin, as a percent of related sales, increased from 59.6% for the first three months of 1995, to 65.0% for the first three months of 1996. The increase in product gross margin resulted from an increase in sales of higher margin ATS FT Test Stations during the first quarter of 1996. Service and other gross margin, as a percent of related sales, declined from 61.3% for the first three months of 1995, to 56.5% for the first three months of 1996, due primarily to the charge to cost of service and other sales related to the change in accounting method for spare parts, partially offset by higher gross margin on Virtual Test Software related services.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenses consist primarily of employee costs, cost of material consumed, depreciation of equipment and engineering related costs. Research, development and engineering expenses increased 51.9% from $1.3 million for the three months ended March 31, 1995 to $2.0 million for the three months ended March 31, 1996. As a percentage of net sales, research, development and engineering expenses increased from 14.4% in the three months ended March 31, 1995 to 16.7% in the three months ended March 31, 1996. The increase was principally attributable to increased expenditures on enhancements to the Company's existing products and the development of future generation hardware and software products. The Company anticipates that research, development and engineering expenses will continue to increase in dollar amount in the future reflecting the Company's strategy to invest in new products and existing product enhancements.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses include salaries and commissions of sales personnel, marketing expenses and general administrative expenses. Selling, general and administrative expenses increased 8.7% from $3.2 million for the three months ended March 31, 1995 to $3.4 million for the three months ended March 31, 1996. The increase was principally attributable to higher commissions associated with higher sales volume and increased investment in the various selling and administrative functions. As a percentage of net sales, selling, general and administrative expenses decreased from 34.9% in the three months ended March 31, 1995 to 28.9% in the three months ended March 31, 1996 as a result of control over increases in selling, general and administrative expenses as net sales increased. This trend is not expected to continue, and the Company's spending for selling, general and administrative expenses is expected to grow in dollar amount and as a percentage of net sales, reflecting planned headcount increases required to execute the Company's business strategies for the Test Station and Virtual Test product lines.

    OTHER INCOME, NET. Other income includes interest income, interest expense and gain and loss on sale of assets. Other income, net increased from $51,000 in the three months ended March 31, 1995 to $101,000 in the three months ended March 31, 1996 due to interest generated on higher average cash and cash equivalent balances.

    INCOME TAXES. The Company's effective rate for Federal and state taxes was 38.3% for the three months ended March 31, 1995 and 38.0% for the three months ended March 31, 1996.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    NET SALES. Net sales increased 36.7% from $30.1 million in 1994 to $41.1 million in 1995. This was principally due to an increase in product sales of 37.9% from $24.0 million in 1994 to $33.1 million in 1995. The increase in product sales during 1995 was due principally to higher sales volume for the Company's Test Station and Virtual Test Software products, and also resulted in part from the Company's first shipments of the new ATS FT Test Stations during the fourth quarter of 1995. Service and other sales increased 32.1% from $6.1 million in 1994 to $8.0 million in 1995, reflecting growth in the Company's Test Station installed base and Virtual Test Software related services.

    COST OF SALES. Total cost of sales increased 26.8% from $12.4 million in 1994 to $15.8 million in 1995. Product cost of sales increased 27.1% from $10.1 million in 1994 to $12.8 million in 1995, primarily due to higher sales volume and sales of higher cost ATS Blazer and FT Test Stations. Service and other cost of sales increased 25.3% from $2.3 million in 1994 to $2.9 million in 1995. The increase in service and other cost of sales resulted from higher costs associated with supporting a larger installed base of the Company's Test Stations.

    GROSS MARGIN. Gross margin increased 43.8% from $17.6 million in 1994 to $25.3 million in 1995, and, as a percentage of net sales, from 58.6% in 1994 to 61.6% in 1995. Product gross margin, as a percent of sales, increased from 57.9% in 1994 to 61.2% in 1995, reflecting the benefit of increased sales volume on relatively fixed manufacturing overhead, and increased sales of higher-margin Test Stations and software products. Service and other gross margin improved, as a percent of sales, from 61.4% in 1994 to 63.3% in 1995 as the result of enhanced cost efficiencies in the service segment as service and other sales increased.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenses increased 68.6% from $3.7 million in 1994 to $6.2 million in 1995. This increase in the dollar amount of research, development and engineering expenses reflected the additional hiring of research and development engineers necessary to execute the Company's strategy to enhance research and development efforts to remain ahead of technology advances and to develop future generation Test Stations and the Virtual Test Software products. As a percentage of net sales, research, development and engineering expenses increased from 12.2% in 1994 to 15.0% in 1995. The Company has capitalized certain software development costs relating to these activities, in compliance with SFAS No. 86, in the amounts of approximately $1.1 million and $1.0 million in 1994 and 1995, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 24.7% from $11.0 million in 1994 to $13.7 million in 1995, primarily as a result of higher commission expenses associated with increased sales volume as well as increased staffing in the software sales force. Selling, general and administrative expenses as a percentage of net sales were 36.5% and 33.3% in 1994 and 1995, respectively, reflecting slower growth in expenses than in net sales.

    OTHER INCOME, NET. Other income increased from $114,000 in 1994 to $319,000 in 1995, as a result of interest earnings on higher average cash and cash equivalent balances.

    INCOME TAXES. The Company's effective tax rate was 38.3% and 38.9% for the years ended December 31, 1994 and 1995, respectively. The change in effective tax rates from 1994 to 1995 was primarily due to changes in the relative significance of certain non-deductible expenses and changes in effective rates for state income taxes.

YEARS ENDED DECEMBER 31, 1994 AND 1993

    NET SALES. Net sales increased 30.0% from $23.1 million in 1993 to $30.1 million in 1994. The increase in net sales in 1994 was principally due to an increase in sales of the ATS Blazer Test Station, which was introduced by the Company at the end of 1993, as well as overall increased business activity in the Asian market, which increased 78.4% from 1993 to 1994. Service and other sales increased 61.5% from $3.8 million in 1993 to $6.1 million in 1994. The increase in service and other sales for 1994 was principally attributable to the Company's changeover to direct sales and service in Europe, which led to higher revenues from customers previously served by distributors and an increase in service contract penetration. In addition, the increase in service and other sales in 1994 reflects the inclusion of maintenance revenues relating to Virtual Test Software products. International net sales represented approximately 32.6% and 39.7% of total net sales for the years 1993 and 1994, respectively.

    COST OF SALES. Total cost of sales increased 21.7% from $10.2 million in 1993 to $12.4 million in 1994. Product cost of sales increased 17.1% from $8.6 million in 1993 to $10.1 million in 1994, reflecting higher sales volume and increased sales of higher-cost ATS Blazer Test Stations. Service and other cost of sales increased 46.7% from $1.6 million in 1993 to $2.3 million in 1994, due primarily to increased labor and other costs necessary to support growth in the Company's Test Station installed base.

    GROSS MARGIN. Gross margin increased 36.5% from $12.9 million in 1993 to $17.6 million in 1994, reflecting favorable product mix, increased sales volumes and certain other operational efficiencies. As a percentage of net sales, gross margin increased from 55.8% in 1993 to 58.6% in 1994. Product gross margin, as a percent of related sales, increased from 55.5% in 1993 to 57.9% in 1994, reflecting increased sales of higher-margin Test Stations and software. Service and other gross margin, as a percent of related sales, increased from 57.5% in 1993 to 61.4% in 1994, as sales of Test Station and software maintenance revenues grew faster than related costs of sales.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenses increased 17.1% from $3.1 million in 1993 to $3.7 million in 1994. This increase in the dollar amount of research, development and engineering expenses reflected additional hiring of research and development engineers for next generation Test Stations and the Virtual Test Software products. Research, development and engineering expenses as a percentage of net sales decreased slightly from 1993 to 1994. The Company has capitalized certain software development costs in compliance with SFAS No. 86 in the amounts of approximately $889,000 in 1993 and $1.1 million in 1994 relating to these activities.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 14.2% from $9.6 million in 1993 to $11.0 million in 1994, primarily as a result of higher commission expenses associated with increased sales volume as well as increased staffing in Asia and Europe. Selling, general and administrative expenses as a percentage of net sales was 41.6% and 36.5% in 1993 and 1994, respectively. This decrease reflects the fact that the Company's revenue grew at a faster rate than expenses in 1994.

    OTHER  INCOME, NET.   Other  income, net increased  from $71,000  in 1993 to
$114,000 in 1994, as a result of interest earnings on higher average cash and cash equivalent balances.

    INCOME TAXES. The Company's effective tax rate was 43.8% and 38.3% for the years ended December 31, 1993 and 1994, respectively. The lower effective rate in 1994 was primarily a result of changes in the relative significance of certain non-deductible expenses as a percentage of income before income taxes.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited quarterly financial information for each of the Company's last nine fiscal quarters and as a percentage of the Company's total net sales represented by each line item in such unaudited quarterly financial information. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information are set forth herein. Results of operations for the periods presented below should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock.

                                                                         THREE MONTHS ENDED
                                            ----------------------------------------------------------------------------
                                              3/31/94      6/30/94      9/30/94     12/31/94      3/31/95      6/30/95
                                            -----------  -----------  -----------  -----------  -----------  -----------
STATEMENT OF INCOME DATA:                                                  (IN THOUSANDS)
Product sales.............................   $   5,780    $   5,722    $   5,555    $   6,924    $   7,304    $   8,078
Service and other sales...................       1,258        1,511        1,544        1,758        1,780        1,771
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Net sales.............................       7,038        7,233        7,099        8,682        9,084        9,849
Cost of product sales.....................       2,571        2,348        2,352        2,819        2,949        3,236
Cost of service and other sales...........         506          598          537          704          689          627
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total cost of sales...................       3,077        2,946        2,889        3,523        3,638        3,863
                                            -----------  -----------  -----------  -----------  -----------  -----------
Gross margin..............................       3,961        4,287        4,210        5,159        5,446        5,986
Operating expenses:
  Research, development and engineering...         875          855          942          992        1,309        1,409
  Selling, general and administrative.....       2,617        2,687        2,664        3,004        3,172        3,388
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses..............       3,492        3,542        3,606        3,996        4,481        4,797
                                            -----------  -----------  -----------  -----------  -----------  -----------
Operating income..........................         469          745          604        1,163          965        1,189
Other income (expense), net...............          (7)          41           36           44           51           62
                                            -----------  -----------  -----------  -----------  -----------  -----------
Income before income taxes................         462          786          640        1,207        1,016        1,251
Provision for income taxes................         177          301          245          462          389          480
                                            -----------  -----------  -----------  -----------  -----------  -----------
Net income................................   $     285    $     485    $     395    $     745    $     627    $     771
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------  -----------  -----------


                                              9/30/95     12/31/95    3/31/96(1)
                                            -----------  -----------  -----------
STATEMENT OF INCOME DATA:
Product sales.............................   $   8,642    $   9,052    $   9,170
Service and other sales...................       1,854        2,612        2,745
                                            -----------  -----------  -----------
    Net sales.............................      10,496       11,664       11,915
Cost of product sales.....................       3,197        3,445        3,213
Cost of service and other sales...........         729          894        1,195
                                            -----------  -----------  -----------
    Total cost of sales...................       3,926        4,339        4,408
                                            -----------  -----------  -----------
Gross margin..............................       6,570        7,325        7,507
Operating expenses:
  Research, development and engineering...       1,557        1,902        1,988
  Selling, general and administrative.....       3,621        3,500        3,448
                                            -----------  -----------  -----------
    Total operating expenses..............       5,178        5,402        5,436
                                            -----------  -----------  -----------
Operating income..........................       1,392        1,923        2,071
Other income (expense), net...............         135           71          101
                                            -----------  -----------  -----------
Income before income taxes................       1,527        1,994        2,172
Provision for income taxes................         586          798          826
                                            -----------  -----------  -----------
Net income................................   $     941    $   1,196    $   1,346
                                            -----------  -----------  -----------
                                            -----------  -----------  -----------

                                                                         THREE MONTHS ENDED
                                            ----------------------------------------------------------------------------
                                              3/31/94      6/30/94      9/30/94     12/31/94      3/31/95      6/30/95
                                            -----------  -----------  -----------  -----------  -----------  -----------
AS A PERCENTAGE OF NET SALES:
Product sales.............................        82.1%        79.1%        78.3%        79.8%        80.4%        82.0%
Service and other sales...................        17.9         20.9         21.7         20.2         19.6         18.0
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Net sales.............................       100.0        100.0        100.0        100.0        100.0        100.0
Cost of product sales.....................        36.5         32.5         33.1         32.5         32.5         32.8
Cost of service and other sales...........         7.2          8.2          7.6          8.1          7.6          6.4
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total cost of sales...................        43.7         40.7         40.7         40.6         40.1         39.2
                                            -----------  -----------  -----------  -----------  -----------  -----------
Gross margin..............................        56.3         59.3         59.3         59.4         59.9         60.8
Operating expenses:
  Research, development and engineering...        12.4         11.8         13.3         11.4         14.4         14.3
  Selling, general and administrative.....        37.2         37.1         37.5         34.6         34.9         34.4
                                            -----------  -----------  -----------  -----------  -----------  -----------
    Total operating expenses..............        49.6         48.9         50.8         46.0         49.3         48.7
                                            -----------  -----------  -----------  -----------  -----------  -----------
Operating income..........................         6.7         10.4          8.5         13.4         10.6         12.1
Other income (expense), net...............       (0.1)          0.5          0.5          0.5          0.6          0.6
                                            -----------  -----------  -----------  -----------  -----------  -----------
Income before income taxes................         6.6         10.9          9.0         13.9         11.2         12.7
Provision for income taxes................         2.5          4.2          3.4          5.3          4.3          4.9
                                            -----------  -----------  -----------  -----------  -----------  -----------
Net income................................         4.1%         6.7%         5.6%         8.6%         6.9%         7.8%
                                            -----------  -----------  -----------  -----------  -----------  -----------
                                            -----------  -----------  -----------  -----------  -----------  -----------


                                              9/30/95     12/31/95    3/31/96(1)
                                            -----------  -----------  -----------
AS A PERCENTAGE OF NET SALES:
Product sales.............................        82.3%        77.6%        77.0%
Service and other sales...................        17.7         22.4         23.0
                                            -----------  -----------  -----------
    Net sales.............................       100.0        100.0        100.0
Cost of product sales.....................        30.5         29.5         27.0
Cost of service and other sales...........         6.9          7.7         10.0
                                            -----------  -----------  -----------
    Total cost of sales...................        37.4         37.2         37.0
                                            -----------  -----------  -----------
Gross margin..............................        62.6         62.8         63.0
Operating expenses:
  Research, development and engineering...        14.8         16.3         16.7
  Selling, general and administrative.....        34.5         30.0         28.9
                                            -----------  -----------  -----------
    Total operating expenses..............        49.3         46.3         45.6
                                            -----------  -----------  -----------
Operating income..........................        13.3         16.5         17.4
Other income (expense), net...............         1.3          0.6          0.8
                                            -----------  -----------  -----------
Income before income taxes................        14.6         17.1         18.2
Provision for income taxes................         5.6          6.8          6.9
                                            -----------  -----------  -----------
Net income................................         9.0%        10.3%        11.3%
                                            -----------  -----------  -----------
                                            -----------  -----------  -----------

- ------------------------------
(1) Results include a cumulative charge to Cost of service and other sales of $327,000 related to the Company's change in accounting method for spare parts inventory.

    The Company's net sales were higher in each of the four quarters of 1995 than in the corresponding quarter in the previous year, reflecting further development of the Virtual Test Software business and the introduction of the ATS FT Test Stations in October 1995. The increase in service and other sales from an average of 18.4% of net sales in the first three quarters of 1995 to
22.4% and 23.0% of net sales for the fourth quarter of 1995 and the first quarter of 1996, respectively, reflects an increase in refurbishment services in the systems business, as well as higher Virtual Test Software consulting services. In addition, the Company's gross margin improved as a percentage of sales from 56.3% in the first quarter of 1994 to 63.0% in the first quarter of 1996. Gross margins as a percentage of net sales have been between 60.8% and 63.0% for each of the Company's last four fiscal quarters due to increased sales volumes, certain operational efficiencies associated with higher sales volumes and an increased percentage of software sales which generally have higher gross margin than the Company's hardware products. The Company's research, development and engineering expenses increased in the seven most recent quarters in dollar amount, reflecting the hiring of additional personnel and other expenses for new product development and enhancement of existing products. The recent reduction in selling, general and administrative expense, as a percentage of net sales, from an average of 34.6% in the first three quarters of 1995 to 30.0% and 28.9% in the fourth quarter of 1995 and the first quarter of 1996, respectively, reflects controls over the rate of spending in this area. The recent reduction in selling, general and administrative expense, as a percentage of net sales, is not expected to be sustained in the future as the Company plans to increase sales and marketing expenditures with respect to its market segments. Historically, net sales have been seasonally slower in the first and third calendar quarters of each year, as a result of customers' budget approval cycles during the first quarter and as many customers and end-users, particularly outside of the United States, reduce their business activities during the summer months.

FORWARD LOOKING STATEMENTS

    All statements and trend analysis contained in this Prospectus relative to future size or degree of penetration of markets for the Company's products, the Company's growth rate and improving trends for net sales and gross margin, constitute "forward looking statements" as defined in Section 27A of the Securities Act of 1933, as amended. These forward looking statements are subject to the business and economic risks the Company faces and the Company's actual results of operations may differ materially from those contained in the forward looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

    Results of operations for the periods discussed above should not be considered indicative of the results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of the Company's Common Stock. Like most high technology and high growth companies, the Company faces certain business risks that could have adverse effects on the Company's results of operations.

    The Company derives a substantial portion of its revenue from the sale of Test Stations which typically range in price from $200,000 to $1.2 million per unit and may be priced as high as $1.8 million for a single unit. As a result, the timing of the receipt and shipment of a single order can have a significant impact on the Company's net sales and results of operations for a particular period. Historically, a substantial portion of the Company's net sales have been realized near the end of each quarter, reflecting the purchasing patterns of high technology companies in making capital expenditures. Therefore, the Company's quarterly sales and results of operations may be negatively impacted if an order is received too late in a given quarter to permit product shipment and the recognition of revenue during that quarter. A significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based, in part, on anticipated orders. In addition, the need for continued expenditures for research, development and engineering makes it difficult to reduce expenses in a particular quarter if the Company's sales goals for that quarter are not met. The inability to reduce the Company's expenses quickly enough to compensate for any revenue shortfall would magnify the adverse impact of such revenue shortfall on the Company's results of operations. In addition, the Company's future operating results and financial condition are subject to influences driven by rapid technological changes, a highly competitive industry, a lengthy sales cycle, and the cyclical nature of general economic conditions.

    For the years ended December 31, 1993, 1994 and 1995 and the first three months of 1996, sales to Intel represented approximately 15.5%, 22.4%, 30.2% and 46.6% of the Company's net sales, respectively. For the year ended December 31, 1993 and the first three months of 1996, sales to Tokyo Electron Limited represented 11.6% and 10.1% of net sales, respectively. No other customer accounted for in excess of 10% of the Company's net sales in 1993, 1994, 1995 or the three months ended March 31, 1996. The Company's five largest customers based on 1995 net sales are Intel, Tokyo Electron Limited, Hughes Microelectronics, Lucky Goldstar and Samsung. Sales of the Company's products to a limited number of customers are expected to continue to account for a high percentage of net sales over the short term. The loss of a major customer or any reduction in orders by such customers would have a material adverse effect on the Company's financial condition and results of operations.

    The Company purchases some key components from sole or single source vendors for which alternative sources are not currently available. The inability to develop alternative sources for single or sole source components or to obtain sufficient quantities of these components could result in delays or reductions in product shipments which would adversely effect the Company's financial condition and results of operations.

    The Company has thus far avoided any material adverse impact on its results of operations resulting from such risks. No assurance can be given that such risks will not affect the Company's financial postion or results of operations in the future.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 1996, the Company's principal sources of liquidity consisted of cash and cash equivalents of approximately $9.0 million, and funds available under an existing bank line of credit of $10.0 million. Since 1988, the Company has relied on cash generated from operations as its principal source of liquidity and has not relied on Cadence for working capital. The Company's cash flows from operations amounted to $1.3 million for the period ended March 31, 1996.

    OPERATING ACTIVITIES. The Company's net cash from operating activities includes cash received from customers, payments to suppliers, payments to employees and interest received and paid. Net cash generated from operating activities amounted to $2.5 million, $6.3 million, $5.0 million and $1.3 million for 1993, 1994, 1995 and the first three months of 1996, respectively. Cash received from customers amounted to $22.7 million, $29.6 million, $37.0 million and $11.3 million for 1993, 1994, 1995 and the first three months of 1996, respectively. Combined payments to suppliers and employees for 1993, 1994, 1995 and the first three months of 1996 were $19.9 million, $22.8 million, $31.1 million and $9.6 million, respectively. The period to period increases in cash from customers and payments to suppliers and employees are directly related to the increase in net sales and expenses associated with those sales. The Company's trade receivables, inventories and accounts payable have fluctuated from period to period as a result of the timing of shipments, cash collections and inventory receipts near period end. The size and timing of a single customer shipment or collection can have a significant impact on trade receivables and inventories. Notwithstanding the Company's growth in net sales during 1995 and the first quarter of 1996, the Company has been able to manage its trade receivables, inventories and accounts payable at relatively consistent levels as a result of an asset management program. As a result of cash flows from operating activities, combined with the proceeds of the Company's initial public offering in 1995 of $3.3 million, the Company has increased its cash and cash equivalent balances from $1.3 million at December 31, 1993 to $9.0 million at March 31, 1996.

    INVESTING ACTIVITIES. Capital equipment expenditures were $1.7 million in each of 1993 and 1994, $1.9 million in 1995, and $1.0 million for the first three months of 1996 primarily for computers, software, demonstration equipment and engineering equipment used in the Company's operations. Expenditures to increase the Company's service spare parts pool were $448,000, $295,000, $600,000 and $23,000 for 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. In addition, the Company capitalized certain expenses associated with software development costs of $889,000, $1.1 million, $1.0 million and $170,000 for 1993, 1994, 1995 and the three months ended March 31, 1996, respectively.

    FINANCING ACTIVITIES. In 1993 and 1994 and for the first three months of 1996, net cash used in financing activities were $56,000, $168,000 and $56,000, respectively. In 1995, net cash provided by financing activities amounted to $3.0 million, primarily from the $3.3 million in net proceeds received in the Company's initial public offering. Cash used for payments of certain capital leases obtained by the Company for computers and equipment used in operations was $56,000, $168,000, $254,000 and $60,000 for 1993, 1994, 1995 and the three months ended March 31, 1996, respectively.

    During 1995 and the first three months of 1996, the Company also realized reductions in current income tax liabilities of $2.3 million and $626,000, respectively, resulting from the benefit of tax deductions of employee gains upon exercise of Cadence stock options. The tax benefit of the stock option deduction is reflected as an increase in additional paid-in capital in the accompanying Statements of Shareholders' Equity. The employee gains are not expenses of the Company for financial reporting purposes, and the exercise of these stock options does not increase the number of shares of Company Common Stock outstanding.

    At the end of 1995, the Company secured a $10.0 million revolving line of credit with U.S. National Bank of Oregon, which is available for general corporate purposes when needed. Under the agreement, the Company can borrow, with interest at the bank's prime lending rate, or if lower, at certain margins above banker's acceptance or interbank offering rates. There have been no borrowings against the line of credit to date.

    The Company believes that the proceeds from this offering, together with existing funds, funds expected to be generated by operating activities, and the available line of credit, will satisfy the Company's anticipated working capital and other general corporate purposes through at least the next twelve months.
The Company currently has no significant capital commitments other than commitments under facility operation leases and vendor contracts for development services, consulting services and parts. The Company may from time to time consider the acquisition of complementary businesses, products or technologies. The Company presently has no significant understandings, commitments or agreements with respect to any such acquisitions. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of additional equity.

                                    BUSINESS

    The Company designs, manufactures, markets and services a family of versatile, high-performance engineering Test Stations and test software used to test and measure complex electronic devices. In addition, the Company develops, markets and supports a line of Virtual Test Software that permits design and test engineers to accelerate test program development and to conduct simulated tests of electronic device designs prior to the fabrication of the prototype of the actual device. The Company's products enable its customers to shorten time-to-market, enhance accuracy of design, reduce both the time required to test and the cost of testing the customers' devices and provide reliable and prompt feedback to both design and test engineers. Customers use the Company's products to test complex digital and mixed-signal devices such as microprocessors, microcontrollers, integrated circuits, application specific integrated circuits and multi-chip modules.

    The Company markets and supports its products worldwide through a network of direct sales force personnel, independent distributors and dedicated sales personnel employed by affiliated companies. The Company has sold over 900 Test Stations to customers in the semiconductor, aerospace, automotive, computer, consumer electronics, datacommunications, medical electronics, network computing, telecommunications and other industries. Based on 1995 sales, the Company's top five customers are: Intel; Tokyo Electron Limited (the Company's distributor in Japan); Hughes Microelectronics; Lucky Goldstar and Samsung. These five customers represented 53% of net sales for 1995, while the balance of net sales came from customers individually providing less than 3% of net sales.

INDUSTRY BACKGROUND

    Continuous improvements in integrated circuit process and design technologies have led to design and production of more complex and more reliable devices at a lower cost per function. As performance and complexity have increased and cost per function has decreased, the use of integrated circuits has expanded beyond their original primary applications in computer systems to applications such as telecommunication systems, automotive products, consumer goods and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher performance, greater reliability, shorter design cycle times and lower costs. These demands have resulted in increased integrated circuit content as a percentage of system cost.

    The process of designing and manufacturing integrated circuits is complex and capital-intensive, involving stages of design, prototype manufacture, verification and characterization of the prototypes, device manufacture and production test. These stages have intricate dependencies, as illustrated on the following chart:

                  PROCESS FLOW FROM DESIGN TO PRODUCTION TEST
            PROCESS FLOW FROM DESIGN TO PRODUCTION TEST -- SCHEMATIC
The schematic illustrates the process flow from design to production test:
        (1) Starting with a box representing the Design phase which starts with the aid of Electronic Design Automation Software
        (2) Moving to a box representing the Prototype Manufacturing phase where prototype fabrication of the IC takes place
        (3) Moving to a box representing the Engineering test phase which is segmented in two processes
            (a) Verification  where  the  Engineering  Test  Station  checks the prototype to ensure design conformity and functional performance
            (b) Characterization where the Engineering  Test Station checks  the timing, electrical and environmental limits
        (4) Transferring to a box representing Device Manufacturing where the ICs are produced in quantity.
        (5) Ending with a box representing Production Test where the final quality assurance and performance sorting takes place. The graphic illustrates that the information resulting from this process at the engineering test and production phases is fed back to the design phase.

    Each stage in this process has come under pressure as integrated circuits have increased in complexity, density and speed. Density of microprocessors has increased from tens of thousands to millions of transistors. The speed with which a given integrated circuit can process data has likewise increased dramatically. Line widths in new generation integrated circuits have decreased from 5 microns to line widths approaching .18 micron, as more circuits are packed into the same area. In addition, the number of channels through which data may be entered or extracted (the "pin count") has increased from single digits thirty years ago to as many as one thousand pins in chips being developed today. These developments have occurred in an environment of decreasing cost and shorter development cycles.

    The vast increase in complexity, speed and capability of today's integrated circuits, and the ability to build them in very tight time-to-market windows, has been supported and made possible by several generations of technology at the critical stages of the process: design; engineering test; manufacture and production test.

    DESIGN. At the design stage, several generations and many improvements in EDA software have allowed design engineers to work with integrated circuit designs at increasingly higher levels of abstraction, permitting such engineers to design significantly more complex integrated circuits in less time.

    PROTOTYPE MANUFACTURE. After the integrated circuit has been designed, prototypes are manufactured, allowing the design and test engineers to evaluate the performance of the integrated circuit before committing to volume production.

    ENGINEERING TEST. At the engineering test stage -- where prototype integrated circuits are verified and characterized -- successive generations of Test Stations have significantly reduced the time and expense required to develop, debug and perform prototype tests, and have greatly enhanced the ability of test engineers to exchange data with both their design engineering and production engineering counterparts. Prototype verification Test Stations are used by design or test engineering groups to verify design conformance or analyze failures of complex electronic device prototypes. Characterization Test Stations are used to establish performance specifications for an integrated circuit design, including timing, electrical characteristics and operation under varied environmental conditions, such as heat and vibration.

    MANUFACTURING. A host of advances in semiconductor manufacturing process technology have made possible the fabrication of devices that have roughly doubled in complexity, speed and power every two years for the past twenty years, while per-unit costs have declined. The impact of evolving process technologies has been apparent at both the prototype and production stages.

    PRODUCTION TEST. The demand for automated, high throughput test equipment to test production parts has led to the development of several successive generations of automated test equipment. ATE machines have contributed to the decrease of device production time by achieving very high throughput testing of complex devices.

    To date, the integrated circuit design process has been serial and iterative
- -- design must be complete before prototypes can be built; prototypes must be built before they can be tested; and prototypes must be production-ready before production test software can be written, debugged and refined. Production test software takes significant time to develop and debug. Until a physical part exists, it cannot be determined whether a test has been properly designed, or whether the part has been designed so it can be tested. Even then, test failures can raise the question of whether the prototype is flawed, or the test has an error. The problem is compounded when a device has been designed in a way that some or all of its functionality cannot effectively be tested which, when discovered, requires the addition of another iteration into the design and development cycle.

    Semiconductor design and test engineers initially used "instrument clusters"
- -- combinations of oscilloscopes, probes, meters, signal generators, analyzers and other standard electrical engineering tools -- to test prototype integrated circuits. For tests that could not be done using such tool sets, such as specialized tests where complex test vectors and precise timing were critical, these engineers turned to ATE machines designed for volume production testing to verify and characterize prototypes. However, as integrated circuits became more complex, the combination of instrument clusters and ATE was not a satisfactory solution for the engineering test problem. Instrument clusters alone did not have the capability to thoroughly and adequately test increasingly complex prototypes at
the  engineering  test  stage.  ATE  machines,  which  are  very  effective   at
high-throughput testing, provide only pass/fail information, and do not have the flexibility or versatility to efficiently test whether and within what limits a given part works, or efficiently analyze why it fails to work. For engineering test, it is more important to be able to change test vectors, reprogram the tester, debug the test program, and adjust all the variables of the test easily, routinely and quickly than it is to rapidly test a large volume of one part in a short time. In addition, fabless integrated circuit designers often do not have access to ATE machines for use in engineering test, and the in-house development of specialized test equipment for purposes of verification and characterization is costly and time-consuming.

THE IMS SOLUTION

    The Company's Test Stations give test engineers a flexible, powerful, cost-effective way to verify and characterize prototype integrated circuits. Each IMS Test Station integrates the functions of a variety of individual test instruments into a single unit that offers increased verification and characterization performance at a significant cost savings over ATE systems. The IMS Test Stations stimulate the device under test by sending defined signals to it and then measuring the actual output and comparing it with the expected output. The IMS Test Stations perform these functions at real-time device operating speeds. Using the Company's products, design and test engineers can identify failures, assess areas of concern, run rapid diagnostic sequences to pinpoint the cause(s) of failure, and identify changes needed to correct design errors or weaknesses, such as timing problems. Each IMS Test Station is designed to work with industry standard computers to receive and execute test commands and report the results of test procedures. Each IMS Test Station can also be linked to widely used EDA software tools, including those offered by Cadence, Mentor Graphics, Synopsys and others. The result is a reduction of the overall time required for verification and characterization, more timely feedback to design engineers and hence lower cost of design, reduced time-to-market and increased competitiveness for the companies designing today's increasingly complex integrated circuits.

                               IMS TEST SOLUTIONS
                 BRIDGE THE GAP FROM DESIGN TO PRODUCTION TEST

                                 [L]
                               IMS TEST SOLUTIONS
                         BRIDGE THE CAP FROM DESIGN TO
                          PRODUCTION TEST -- SCHEMATIC
The Schematic illustrates how Virtual Test Software connects the design phase of electronic devices to the production phase.
    The Schematic illustrates the process flow from design to production:
        (1) Starting with a box labeled Design
        (2) Moving to a box labeled Prototype Manufacturing
        (3) Moving next to a box labeled Engineering Test which is subdivided to
           a)  Verifications (Sub-box)
           b)  Characterization (Sub-box)
        (4) Transferring to a box labeled Device Manufacturing
        (5) Ending with a box labeled Production Test
        (6) The Schematic shows a rectangle labled Virtual Test which underlies the whole process and which illustrates that Virtual Test receives input from the Design Box and connects it to both the Engineering Test Box and the Production Test Box

    The Company's Virtual Test Software accelerates test program development, and allows simulation of the device to be tested on a simulation of the ATE equipment and the test fixture for the device, at the design stage and prior to the production of a prototype. Virtual Test Software thus allows the test engineer to develop and debug the test software for the intended ATE system, and to test for any design flaws in the device (including testing to insure that the device being designed is itself capable of being tested) before the device is ever cast in silicon.

    Virtual Test Software reduces time to market and test cost in two ways. First, it reduces the number of iterations between design and test by allowing test engineers to develop and debug much of their ATE test program and the test fixture before the device design has been committed to prototype or production manufacturing. Second, Virtual Test minimizes the need to use expensive and scarce ATE resources to develop and debug test programs, allowing the ATE System to be used to find manufacturing defects, its primary use. Accordingly, Virtual Test Software both reduces the time for the test phases of the development cycle and allows the test phases to overlap the design and prototype manufacture phase, thus breaking through the constraint previously represented by the need for a physical device, and allowing concurrent engineering for faster time-to-market.

IMS STRATEGY

    Since its founding in 1983, the Company's objective has been to become a leading provider of engineering test solutions that enable design and test engineers to effectively and efficiently evaluate and test new complex electronic circuits. To achieve this objective, the Company has focused on using its core technology to design, develop, manufacture and market innovative, cost-effective, high performance Test Stations and software to increase productivity, shorten time-to-market for new products and to reduce the cost of test. The key elements of the Company's strategy are set forth below.

    PROVIDE PRODUCT INNOVATION. The Company intends to continue its focus on the engineering test marketplace by enhancing its existing Test Station product line and introducing new Test Station families that are cost-effective, highly interactive, easy to use and that pass data effectively between EDA and ATE products and by continuing to introduce enhancements to its Virtual Test Software and related software products.

    EXPAND MARKET SHARE. Based on the number of Company systems installed worldwide, the Company is a leading supplier of products in the prototype verification market. The Company intends to leverage that position to increase its penetration of the characterization market. Due to the Company's knowledge of the technologies underlying both design and test, the Company believes it can maintain its leadership position in the market for test development and simulation (Virtual Test), and intends to devote resources to developing that market. The Company believes it can also expand its market share by providing solutions that further bridge the gap between EDA and ATE tools.

    CREATE AND MAINTAIN STRATEGIC RELATIONSHIPS. The Company seeks to enhance its market position by establishing and maintaining strategic relationships with both EDA and ATE vendors. The Company's relationship with Cadence has provided the Company with access to technological advances in EDA software as well as Cadence's broad customer base. The Company has close working relationships with several leading ATE vendors, including its strategic relationships with Credence, LTX and Teradyne, which have enhanced market acceptance of Virtual Test Software. The Company intends to maintain its current strategic relationships and establish new strategic alliances with additional EDA and ATE vendors to further strengthen its competitive position.

    MAINTAIN HIGH LEVEL OF CUSTOMER SERVICE. The Company believes that a high level of customer service and support is critical to the adoption and successful utilization of engineering test technology. By continuing to work closely with its customers to solve engineering test problems, the Company expects to develop subsequent generations of Test Stations and Virtual Test Software products that address the needs of test engineers in the rapidly changing integrated circuit markets and to use its expertise in interfacing with high performance EDA and ATE tools.

    EXPAND WORLDWIDE PRODUCT DISTRIBUTION. The Company seeks to expand its product distribution through ongoing investments in direct sales and through its relationships with key distributors. The Company intends to build upon established distributor relationships in foreign markets where partnering adds market leverage and in other markets where investment in direct sales has not yet been warranted, and to continue its relationship with Cadence to distribute its products in certain foreign markets.

PRODUCTS

  IMS TEST STATION PRODUCTS

    The Company's Test Stations perform a number of functions in bridging the gap from EDA to ATE. At the beginning of the process, design engineering data, including EDA simulation data, is converted into data compatible with the Company's Test Station, thus bridging the gap between design software and verification. The IMS Test Station software enables data conversion from all popular simulation products including Verilog, VHDL, Quicksim and others.

    During the design verification phase, the user performs tests which verify whether the circuit conforms to the design specifications. The engineer looks for fundamental manufacturing process errors or design errors by matching the previously converted EDA simulation against the actual prototype. Failure to adequately verify design functionality can lead to costly design alterations prior to product release.

    At the next stage of the process, the characterization phase, the circuit is subjected to various tests which are intended to define the limits of the device over several variables, including, but not limited to, temperature ranges, electrical characteristics and clock and data operating speeds. Failure to adequately test performance capabilities at this stage can result in a final product that fails to meet the market requirements of electronic system manufacturers. The value of many ICs increases as the devices operate at higher speeds. For example, a 100 MHz microprocessor will sell for more than a 66 MHz microprocessor. The Company's Test Stations can help identify the areas of the design or fabrication process that is limiting the operating speed of the IC. These areas can then be corrected to increase the speed of the device and, as a result, the device's selling price.

    When a failure is found during any phase, Test Station failure analysis systems can assist the test engineer in probing the device to determine the nature of the anomaly. Once a logical failure is identified, the physical location on the circuit can be determined. A laser can then be used to penetrate the device's passivation layers and single or multiple probes may be inserted at the excavated site for physical probing. After the fault has been analyzed, the device design can be corrected.

    The Company complies with fixturing conventions which facilitates compatibility with ATE equipment. Compatible design between the Company's Test Stations and ATE systems enables rapid movement of devices from the engineering test environment to production test.

    The Company currently offers four families of IMS Test Stations under the names ATS FT, MTS, ATS Blazer and Logic Master XL. Each family includes multiple mainframe options and a choice of configurable modules. The Company offers specialized mixed-signal Test Stations and MCM Test Stations. The Company's Test Stations are designed and configured to match varying customer requirements. Generally, they differ from one another as to the maximum clock speed and data rates (from 40 MHz to 400 MHz), pincount of the device to be tested (from 16 pins to 1,000 or more pins), device technology (digital, mixed-signal, MCM), flexibility in the number and variety of applications (verification, characterization, failure analysis, etc.) and price. Test Stations typically range in price from $200,000 to $1.2 million, though high-pin-count mixed-signal device systems can sell for as much as $1.8 million, depending on configuration and intended application.

    ATS FT TEST STATION (DIGITAL). The ATS FT (Flexible Timing) Test Stations are used to perform in depth timing analysis of complex ICs such as ASICs, microprocessors, and digital signal processors (DSPs). The Company's ATS FT Test Stations include Time Navigator Software which enables users to rapidly diagnose timing problems which may exist in complex digital designs. The ATS FT is available in a variety of pincount configurations and with clock rates up to 400 MHz. The ATS FT's distinguishing characteristic is its ability to vary timing to the device in each device clock cycle. This capability allows the ATS FT to perform critical timing path analysis on the user's device. The ATS FT can also include-mixed signal test, scan and direct current parametric test capabilities.

    MTS TEST STATION (MIXED-SIGNAL). The Mixed-Signal Test Stations (MTS) provides all of the digital test capabilities of the ATS FT or ATS Blazer Test Stations, plus analog test capabilities required for testing multimedia, data communications, telecommunications, automotive, consumer and medical devices and multi-chip modules (MCMs). The MTS provides a low noise environment for interfacing both VXI and GPIB instrumentation to the device under test. A common software programming language allows easy control over both the digital and analog capabilities of the system. The Company currently expects to begin commercial shipments of the MTS Test Station in the second half of calendar 1996.

    ATS BLAZER TEST STATION (DIGITAL). The ATS Blazer provides performance and interactivity for rapid prototype verification, characterization, quality assurance and failure analysis. The ATS Blazer family provides the performance characteristics required for testing advanced devices, including complex ASICs, MCMs and CISC and RISC microprocessors. With a choice of modules (200 MHz, 125 MHz or 100 MHz data speed), a choice of mainframes, optional scan modules (up to 32 M scan data per scan channel) and optional Memory Test capability, the ATS Blazer can be configured for cost-effective performance for specific target devices. The system Parametric Measurement Unit ("PMU") provides high performance DC stimulus and measurement at any system pin. All ATS Blazer data modules provide per-pin timing adjustment. Standard memory depth per pin is 64K/128K, with options of 2M/4M. Memory can be upgraded in the field. Test sequencing tools and throughput-enhancing features also make the ATS Blazer suitable for high pin-count, high performance wafer sorting.

    LOGIC MASTER XL TEST STATION (DIGITAL). The Logic Master XL family is a cost-effective alternative for testing complex devices which do not demand the performance of the ATS Blazer. A Logic Master XL Test Station can be configured with modules operating at 100 MHz, 60 MHz, or 40 MHz data rates, with up to 448 input/output pins. Since the input and output may be split, a maximum system can support 896 data pins, consisting of 448 input and 448 output pins. Optional scan modules can be added to the Test Station. The system PMU provides high performance DC stimulus and measurement at any system pin.

    Generally, the Company expects future generations of Test Stations to support increasing pin counts, faster data and clock rates and more exacting data collection and feedback requirements.

    The following table summarizes the Company's current Test Station product offerings.

                          TEST STATION SYSTEM PRODUCTS

       PRODUCT FAMILY           APPLICATIONS SERVED               KEY FEATURES
ATS FT Test Stations          Verification,            200/125 MHz Data
(Digital)                     Characterization,        400 MHz Clocks
                              Critical Timing          IEEE 1149.1 Scan Module
                              Analysis,
                              Failure Analysis,
                              Yield Enhancement
MTS Test Stations             Verification,            Same digital capabilities as the
(Mixed-signal)*               Characterization,        ATS FT or ATS Blazer Test Stations
                              Critical Timing          GPIB/VXI Instumentation Interface
                              Analysis,                Low noise environment
                              Failure Analysis,
                              Yield Enhancement
ATS Blazer Test Stations      Verification,            200/125/100 MHz
(Digital)                     Characterization,        IEEE Scan Module
                              Failure Analysis,        Memory Test Module
                              Yield Enhancement
Logic Master XL Test          Verification             100/60/40 MHz
Stations                                               Up to 896 pins (448 Input/448
(Digital)                                              Output)
                                                       IEEE Scan Module

- ------------------------
*The Company currently  expects to begin  commercial shipments of  the MTS  Test
 Station in the second half of calendar 1996.

  TEST STATION SOFTWARE PRODUCTS

    The Company has developed significant Test Station software products which are either embedded in the Company's Test Stations or sold as separate add-on software products. The Test Station software constitutes an important component of the overall system product content and value. These software packages provide optimal operation in various applications, including interactive device verification, fully automated device characterization, and EDA and ATE system linkages. A key advantage of the IMS products is the interactive ease of use provided by the software. Whereas production ATE systems require dedicated Test Engineers to program the systems, IMS systems are developed for use by design and product engineers. This ease of use allows the engineers to be more productive and to decrease product time-to-market.

    IMS TEST ENVIRONMENT. This software product provides an interactive screen interface environment for viewing and controlling all Test Station parameters. This screen interface allows the test designer or test engineer to change the values on the screen and easily establish new conditions to be implemented on the device under test. IMS Test Environment also provides multi-variable plotting capabilities (Shmoo) and a comprehensive library of support routines (Test LITE) that speed high level language development using ANSI C.

    IMS TESTVIEW. This software product provides efficient programming, with a large library of support routines for data processing and additional test instrumentation. Built on LabVIEW from National Instruments for Sun workstations, TestVIEW provides the advantages of a graphical user interface and also executes rapidly, since the programs are compiled.

    IMS-LINK AND ATE-LINK. This software product links the engineering test phase of integrated circuit development and the EDA and ATE phases. IMS-Link provides automated EDA simulation output translation to IMS Test Station format. ATE-Link automates the translation of IMS Test Station output to be format usable by ATE systems.

    The Company's Test Stations can be interfaced to a network, allowing the Test Station access to other resources on the network, and allowing multiple workstations on the network to have access to the Test Station. Using various software tools available from the Company or from third-party vendors, users can import and export test data to and from the EDA environment. In addition, test information can be exported for use on ATE systems.

    The following table summarizes the Company's current Test Station software product offerings.

                         TEST STATION SOFTWARE PRODUCTS

       PRODUCT                                      CAPABILITY
IMS Test                Interactive debug environment for verification
                        Intuitive, easy-to-learn
                        Flexible Shmoo plot capability
                        Library of C routines for turnkey characterization programs (Test
                        LITE)
IMS TestVIEW            Graphical test environment
                        Supports verification, characterization and failure analysis
                        Supports digital and mixed-signal device technologies
                        Integrates software in IMS TCL or ANSI C
IMS-Link                Off-line facility for test preparation and rule checking
                        Linkage between EDA tools and IMS Test Stations
                        Graphical front end to conversion process
                        Translates pattern data from Verilog and other popular simulators
                        Generates IMS Test Station setup files
ATE-Link                Works with WaveBridge, PBridge or VBridge software to convert
                        IMS Test Station files to ATE patterns and timing files
                        Converts IMS Test Station files into Waveform Generation Language
                        (WGL) or Standard Event Format (SEF ASCII)
Boundary Scan           Test preparation and execution using the Teradyne VICTORY tool set
                        Supports MCM designs with partial boundary scan implementation
                        Automatic generation of boundary scan tests
                        Automatic diagnostics for boundary scan faults
                        Based on IEEE 1149.1 and BSDL industry standards
Fault Dictionary        Complete Fault Dictionary test preparation and fault
                        identification
                        Cadence Verifault Fault Dictionary
                        Open Fault Dictionary interface

  VIRTUAL TEST SOFTWARE

    While EDA tools have helped improve designer productivity, little has been done to provide test development engineers with software productivity tools. As a result, test development times have increased while design time has been reduced. To address this trend, the Company has made a major commitment to providing a set of software tools for test engineers. These tools, called Virtual Test Software, allow the test engineer to accelerate the generation of a test program, simulate the test environment, develop the test fixture and document the entire test process. These tools are run on a workstation rather than on an expensive ATE system. This software can be used to simulate the ATE environment and eliminate the need to use ATE machines for debugging test programs, and allows test engineers to develop test programs in parallel with the design, prototype manufacturing and engineering test processes.

    With Virtual Test Software tools, test engineers begin test development work before device design is completed. Through the use of tester modeling and simulation, both the test itself and the testability of the design can be verified on a workstation before first silicon deliveries.

    DANTES. The Company believes that the Dantes product is currently the only commercially available Virtual Test Software product supporting a broad range of ATE systems. Dantes provides graphical test capture, automated test fixture design, layout and analysis, test program simulation and document generation for most phases of the test process. In addition, Dantes provides an interface with ATE machines by allowing ATE code generation and ATE emulator interface. Dantes currently operates in conjunction with Cadence EDA software and certain ATE machines manufactured by Advantest, Credence, LTX, Teradyne and Yokogawa. The Company plans to expand its interfaces to work with software produced by other EDA vendors and ATE machines produced by other manufacturers. The Dantes product was originally developed by Cadence and acquired by the Company in 1994. See "Certain Transactions."

    SIMULATION AND TEST LANGUAGE (STL). The STL product provides a Virtual Test solution for digital applications. The STL product compiles data for simulation or for a functional test program and permits test engineers to compare simulation results with normative test data.

    The following table sets forth the Company's Virtual Test Software product offerings.

                         VIRTUAL TEST SOFTWARE PRODUCTS

      PRODUCT            APPLICATION                        CAPABILITY
Dantes                Mixed-signal       Graphic test capture
                                         Integrated tester rule checking
                                         Automated test fixture design, layout, analysis
                                         Test program simulation
                                         Automated ATE code generation
                                         ATE emulator interface
                                         Documentation generation
Simulation and Test   Digital            High level language stimulus generation
Language (STL)                           Compilation for simulation or functional test
                                         program
                                         Compare simulation results with expected data

    Although Virtual Test Software is a relatively new methodology, revenues for this product line have grown to 8% of the Company's net sales for the quarter ended March 31, 1996. The Company believes that its Virtual Test Software provides a significant advantage to semiconductor designers in shortening time-to-market and in reducing development cost. However, no assurance can be given that the Company will be successful in marketing its Virtual Test Software or that its Virtual Test Software will adequately meet the requirements of the marketplace and achieve rapid market acceptance.

    The success of the Company in developing new and enhanced products depends upon a variety of factors, including, but not limited to, its continued ability to adequately fund new product developments, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes and product performance and acceptance at customer locations. There can be no assurance that the Company will be successful in developing and marketing new products and product enhancements that respond to technological change, evolving industry standards and changing customer requirements; that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products; or that its new products and product enhancement will adequately meet the requirements of the marketplace and achieve market acceptance. In particular, the Company's Virtual Test Software alternative to traditional methods of developing the test programs for testing complex electronic devices on expensive test equipment has not yet achieved widespread market acceptance. See "Risk Factors -- Technological Change; Importance of Timely Product Introductions."

TECHNOLOGY

    The Company has used a variety of proprietary hardware and software technologies to design its Test Stations. The Company's proprietary hardware technology includes, among other things, full-custom gallium arsenide integrated circuits, semi-custom ECL integrated circuits, semi-custom CMOS integrated circuits, mixed-signal hybrid assemblies, MCMs and high-speed printed circuit boards, all of which are manufactured to the Company's specifications by third parties. These technologies provide fast data conversions from simulator formats to Test Station formats, complex high speed verification and characterization capabilities, and support an interactive user environment that allows the Company's customers to debug complex circuits.

    The Company's proprietary software technology provides highly refined capability to convert all generally used simulation data to Test Station formats, and to enable rapid interactive debug capability for the Company's customers. The Company's products can exchange data with the EDA design environments sold by Cadence, Mentor Graphics, Synopsys and ViewLogic and with the ATE environments of Credence and Teradyne. The Company's proprietary Virtual Test Software provides an innovative solution to manufacturing test program development, fixture development and tester rule checking prior to production of the prototype.

MARKETS AND CUSTOMERS

    The Company's products serve design, product and test engineers in the semiconductor, aerospace, automotive, computer, consumer electronics, datacommunication, medical electronics, multimedia, network computing, telecommunications and other industries. The Company's marketing strategy has been to target its sales efforts in the research and development and production engineering departments of major corporations in those industries. The Company seeks a broad base of customers in a variety of industries to reduce the effect of the cyclical nature of any one industry.

    For the years ended December 31, 1993, 1994 and 1995 and the first three months of 1996, sales to Intel represented approximately 16%, 22%, 30% and 47% of the Company's net sales, respectively. For the year ended December 31, 1993 and the first three months of 1996, sales to Tokyo Electron represented 12% and 10%, respectively, of the Company's net sales. No other customer accounted for more than 10% of the Company's net sales in 1993, 1994, 1995 or the three months ended March 31, 1996. The Company's five largest customers based on 1995 net sales are Intel, Tokyo Electron Limited, Hughes Microelectronics, Lucky Goldstar and Samsung.

    The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the general economy. See "Risk Factors -- Customer Concentration" and Note 9 of Notes to the Financial Statements.

    ENGINEERING TEST STATION MARKET. The Company's engineering Test Stations are part of the Logic Test market, which is the largest segment of the overall semiconductor ATE market. The Logic ATE market is broken into two major sectors, Engineering Test and Production Test. The Company's Test Stations are primarily used in Engineering Test applications for prototype verification and characterization.

    PRODUCTION  MARKET.    Production  ATE  Systems  are  used  after production
manufacturing to find defective parts or to sort for performance characteristics. Production ATE systems typically require high throughput, timing accuracy and timing flexibility. Production ATE systems are typically the most expensive test systems used. The production ATE market is highly competitive and under pricing pressures as lower cost ATE systems enter the market.

    VIRTUAL TEST MARKET. The Company believes semiconductor companies will continue to seek ways to improve test engineering productivity and ATE capital utilization and will, therefore, allocate funds from their test engineering budgets or ATE capital budgets to purchase the Company's Virtual Test Software. In addition, Virtual Test Software may be used with the existing installed based of ATE equipment as well as newly purchased equipment.

    While all semiconductor companies can potentially use Virtual Test Software to reduce time-to-market and save development cost, it is important to recognize that both the methodology and product are new and the market is therefore difficult to quantify.

CUSTOMER SUPPORT AND SERVICE

    To be competitive, the Company believes it must provide a high level of support and service. Support and service accounted for 20% and 23% of the Company's net sales for the fiscal year ended December 31, 1995 and the three months ended March 31, 1996, respectively. The Company maintains and supports products sold directly in the United States with the Company's service and support personnel. The Company's international distributors and dedicated international sales agents generally provide maintenance and support to their customers. In addition, Cadence acts as a sales agent for the Company's Virtual Test Software in which capacity it provides "first call" support to its own customers. The Company offers a toll-free technical support hotline to customers and distributors. Support engineers answer the technical support calls and generally provide same-day responses to questions that cannot be resolved during the initial call. When necessary, however, support engineers are dispatched to the customer's facility. In addition, the Company provides refurbishment services to customers who purchase used Test Stations.

    The Company maintains a rapid response program which is designed to quickly respond to customer support issues. Many of the Company's customers currently have support agreements with the Company. The Company ranked first in 1994 and 1993 in customer satisfaction and quality in the test equipment market according to VLSI Research, Inc. The Company's general warranty period ranges from three months to one year for its Test Stations. During such warranty period, the Company will repair or replace failed components. The Company generally warrants its software products for three months. During such warranty period, the Company will investigate all reported problems and will endeavor to provide a solution. Warranty costs have not been significant to date, but no assurance can be given that such costs will not increase in the future or that any such increase would not have a material adverse effect on the Company's financial condition and results of operations. A majority of the Company's customers enter into maintenance agreements with the Company which become effective upon the expiration of the warranty period.

MANUFACTURING OPERATIONS

    The Company's Test Stations are complex and are used by the Company's customers in critical projects which demand a high level of quality and reliability. The Company invests significant resources to assure the high quality and reliability of its Test Stations and is committed to providing a high level of service to its customers in the event of malfunction to minimize downtime. The Company's manufacturing operations primarily consist of order administration, materials planning, procurement, final assembly, quality control of materials, components and subassemblies, final systems integration and extensive calibration and testing. The Company uses a manufacturing control computer system to monitor orders, as well as purchasing, inventory, production and manufacturing costs.

    The Company currently uses several independent third-party vendors to manufacture its subassemblies and semiconductor components, including circuit boards, integrated circuits and integrated circuits packaging, cable assembly and mechanical parts. External manufacturing is performed to the Company's specifications with technical support from the Company. If any of the Company's third-party vendors were to experience financial, operational, production or quality assurance difficulties or a catastrophic event that resulted in a reduction or interruption in supply to the Company, the Company's operating results would be materially adversely affected until the Company was able to establish sufficient manufacturing supply from alternative sources. While to date suitable third party manufacturing capacity has been available, there can be no assurance that such manufacturers will be able to meet the Company's future requirements or that such services will continue to be available to the Company at favorable prices. See "Risk Factors -- Dependence on Third Party Manufacturers."

    The Company believes it has developed a strong vendor base, purchasing components and subassemblies both from national distributors and directly from vendors' factories. Some of the subassembly vendors are small, local companies to which IMS represents substantial volume.

    The components used in the Company's products consist of standard parts available from a multitude of vendors, along with a number of proprietary items available only from sole or single source suppliers. The Company has supply commitments from a limited number of its vendors and generally purchases components on a purchase order basis as opposed to entering into long-term volume agreements. The Company seeks to limit the risk of supply disruptions through close relationships with vendors and through a safety stock program that provides a reserve supply of critical components that will give the Company time to develop a second source supplier in a timely fashion in the event of a supply disruption. However, no assurance can be given that these efforts will prove successful in all cases.

    Currently, the Company purchases a number of critical parts from sole source suppliers for which alternative sources are not available. The Company's reliance on a sole or a limited group of suppliers and on outside subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of components. The Company has generally been able to obtain adequate supplies of components in a timely manner from current vendors, or, when necessary to meet production needs, from alternate vendors. However, the Company has occasionally experienced component supply, quality or third party assembly problems. For example, the Company depends on a sole sourced custom integrated circuit in one of its Test Stations. In 1994, a significant portion of new deliveries of this part did not meet specifications, thereby resulting in Test Stations being unable to detect failures when operating at speeds below 10 MHz. Recently, the Company experienced late delivery of IC components used in the driver module of certain of its Test Stations. In addition, the limits within which these components operated required the Company to change its product specifications for those Test Stations. The Company has thus far been able to avoid any material adverse impact on timing of customer deliveries for its Test Stations resulting from problems of this type. However, no assurance can be given that supply problems will not recur and, if such problems do recur, that these strategies will be effective in every case. Any prolonged inability to obtain adequate supplies of quality components or any other circumstances that would require the Company to seek alternative sources of supply could have a material adverse effect on the Company's business, financial condition and results of operation and could damage the Company's relationships with its customers.

    The Company is currently in the process of implementing a new information system to handle the Company's financial, accounting and production planning and control functions. No assurance can be given that the implementation of this system will not result in significant disruptions to the Company's business such as the loss of data while converting systems, errors in planning production requirements, delays in the Company's ability to effect timely closings of its accounting records and other similar problems. Any such disruptions or any failure to successfully implement this new information system in a timely manner could have a material adverse effect on the Company's business, financial condition or results of operations.

MARKETING AND DISTRIBUTION

    The Company markets its products domestically through a direct sales force which, as of March 31, 1996, consisted of 36 direct sales and applications engineering professionals, sales managers and sales support personnel. The direct sales force has primary responsibility for developing orders, coordinating distribution, providing demonstrations and providing applications support. The Company employs skilled applications and service engineers and technically proficient sales people capable of serving the sophisticated needs of prospective customers' engineering staffs as part of the customer support process. The sales force is managed from the Company's headquarters in Beaverton, Oregon and its three regional offices in Irvine and San Jose, California; and Boston, Massachusetts.


    The Company markets its products internationally through independent distributors managed by the Company and through dedicated agents employed by Cadence subsidiaries in England, France, Germany and Israel. The Company also sells through independent distributors in Scandinavia and Italy. The Company may choose to establish foreign sales subsidiaries to conduct its foreign sales operations in some locations, and may take over distribution directly from Cadence in some jurisdictions. In Asia, the Company sells through dedicated employees of Cadence subsidiaries in Taiwan and through distributors in Japan, the People's Republic of China, the Philippines, Hong Kong, Malaysia/Singapore and Korea. International sales accounted for approximately 33%, 40%, 32% and 30% of the Company's net sales for the years ended December 31, 1993, 1994 and 1995, and for the three months ended March 31, 1996, respectively. The Company's foreign sales and service operations are subject to risks inherent in foreign operations, including unexpected changes in regulatory requirements, exchange rates, tariffs or other barriers and potentially negative tax consequences. In addition, in certain jurisdictions, there is a risk of reduced protection for the Company's copyrights, trademarks and trade secrets. See Note 9 of Notes to the Financial Statements.


    The Company exhibits at trade shows to promote existing products and to introduce new products, and participates in technical forums to exchange marketing and product information with its vendors and customers. The Company also uses advertising in trade journals, technical articles, direct mail and telephone solicitations to build interest in the Company and its products. The Company provides extensive training for its sales representatives and distributors and supports its representatives and distributors with marketing tools, including sales brochures, demonstration test equipment and promotional product literature.

RESEARCH AND DEVELOPMENT

    The electronic design and test equipment market is subject to rapid technological change and new product introductions. The Company's ability to remain competitive in this market will depend in significant part upon its ability to continue to successfully develop and introduce new products and enhancements on a timely and cost-effective basis. There can be no assurance that the Company will be successful in developing and marketing new products and product enhancements that respond to technological change, evolving industry standards and changing customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

    The selection of new capabilities for existing products and of specifications for new product lines is driven in significant part by strong communication links with customers. Accordingly, maintaining those communication links is a significant strategic necessity for the Company. The Company's ongoing research and development efforts include the enhancement of current generation Test Stations and Virtual Test Software and the ongoing development of future generation products.

    The Company has historically devoted the great majority of its research and development efforts to the design and development of engineering Test Stations and related hardware and software technologies. Its Virtual Test Software technology was originally developed by Cadence employees and transferred to the Company. The Company is currently developing additional software products for its Virtual Test product line and expects to devote considerable internal research and development efforts to this product line in the future.

    Research and development expenditures for 1993, 1994, 1995 and the three months ended March 31, 1996 were $3.1 million, $3.7 million, $6.2 million and $2.0 million, respectively. The Company's research and development efforts with respect to both hardware and software are handled by the Company's research and development department. The ratio of software engineers to hardware engineers is approximately five to one.

COMPETITION

    The design and test equipment market is highly competitive. Although the Company believes that it has a competitive advantage in the verification market due to the high performance and cost effectiveness of its products, the Company anticipates that technical advancement in the industry generally could lead to increased competition in the future.

    The Company believes that the principal competitive factors in the verification and characterization markets are product performance and reliability, price, ease of use, marketing and distribution capability, service and support and the supplier's reputation and financial stability. The Company believes that it competes favorably with respect to all principal competitive factors and that it is particularly strong in the areas of product performance, ease of use, low cost and service and support.

    The Company currently competes with a number of other verification and characterization equipment manufacturers. Some of these manufacturers, such as Hewlett-Packard, Teradyne and Tektronix have greater financial, marketing, manufacturing and technological resources than the Company. New product introductions or product announcements by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's existing products. Moreover, increased competitive pressure could lead to intensified price-based competition, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its long-term success will depend largely on its ability to identify design and test needs ahead of its competitors and develop products which respond to those needs in a timely manner. In addition, no assurance can be given that other companies, including Cadence, which retains certain rights to the Virtual Test Software technology, and other EDA companies, will not develop methodologies and products that are competitive with the Company's Virtual Test Software business. The Company also believes that to remain competitive, it will require significant financial resources in order to invest in new product development and to maintain a worldwide customer service and support network. There can be no assurance that the Company will be able to compete successfully in the future. See "Risk Factors -- Highly Competitive Industry."

BACKLOG

    The Company schedules production of its Test Stations based upon order backlog and order forecast. The Company includes in its backlog only those customer orders for systems and services for which it has accepted purchase orders and assigned shipment or performance dates within the following twelve months. The majority of the Company's orders, however, are subject to cancellation or rescheduling by the customer with limited or no penalties. Accordingly, the Company's backlog at any particular date may not necessarily be representative of actual sales for any succeeding period due to orders received for systems to be shipped in the same quarter, possible changes in system delivery schedules, cancellations of orders and potential delays in system shipments.

PROPRIETARY RIGHTS

    The Company does not currently have any patents and historically has relied principally on trade secret and copyright law to protect its technology. The Company believes that, because of the rapid pace of technological change in the data communications and telecommunications industries, the legal intellectual property protection for its products is a less significant factor in the Company's success than the knowledge, abilities and experience of the Company's employees, the frequency of its product enhancements, the effectiveness of its marketing activities and the timeliness and quality of its support services. The Company's policy has been to enter into nondisclosure/confidentiality agreements with all employees, and it generally enters into agreements with vendors and others that likewise limit access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company will provide adequate protection of its technology or that competitors will not be able to develop similar or functionally equivalent technology. In the future, the Company may receive notice of claims of infringement of other parties' proprietary rights and there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims against third parties, such as customers) will not be asserted against the Company or that any such assertions will not have a material adverse affect on the Company's business, financial condition and results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license of such third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available under reasonable terms or at all. See "Risk Factors -- Proprietary Rights." The Company also licenses and/ or holds marketing rights to certain software, to which the copyright is owned by other parties including Cadence. See "Certain Transactions."

EMPLOYEES

    At March 31, 1996, the Company had 222 employees, including 53 in marketing and sales, 68 in manufacturing, 70 in research, development and engineering and 31 in administration and finance. The Company believes that its future success will depend on its continued ability to attract and retain highly qualified technical, management and marketing personnel. The Company's employees are not subject to a collective bargaining unit and the Company believes that its employee relations are very good. The Company also currently sells and supports its products in Europe, Israel and Taiwan through Cadence employees located in Cadence facilities and who act as dedicated agents of the Company under the terms of the Corporate Services Agreement. These Cadence employees sell and support the Company's products on a full-time basis and coordinate their efforts with the Company's manufacturing facility in the United States. The Company pays to Cadence the full cost of Cadence's expense (plus an agency fee) for Cadence's employees who will fulfill dedicated agent functions of the Company in certain markets under the terms of a Corporate Services Agreement between the Company and Cadence. See "Certain Transactions." There can be no assurance that the Company will retain the services of such agents for the term of the Corporate Services Agreement or that replacement personnel could be retained on a timely basis, if at all. The loss of such personnel and the failure to attract and retain replacement employees, or the costs associated with hiring new sales personnel and providing adequate facilities and benefits to such employees would likely have a material adverse effect on the Company's business, financial condition and results of operations.

PROPERTIES

    The Company's executive offices, as well as its principal manufacturing, engineering and marketing operations, are located in a leased building of approximately 75,000 square feet in Beaverton, Oregon. The lease expires on December 31, 1998. The Company believes the space will be adequate through that period and, if required, suitable space is available nearby. The Company also leases a total of approximately 7,500 square feet of office space in which its eastern and western regional sales offices are located. Under a Corporate Services Agreement between Cadence and the Company, Cadence has agreed to provide office space and associated office support for certain Company personnel located in the United States and a number of foreign countries. See "Certain Transactions -- Agreements with Cadence."

                                   MANAGEMENT

    The following table sets forth certain information with respect to the executive officers and directors of the Company.

NAME                                               AGE                                POSITION
- ---------------------------------------------      ---      ------------------------------------------------------------
Keith L. Barnes..............................          44   President, Chief Executive Officer and Director
Sar Ramadan..................................          53   Chief Financial Officer, Secretary and Treasurer
Mark Allison.................................          39   Vice President, Marketing
W. Barry Baril...............................          44   Vice President, Engineering
James P. Fraine..............................          40   Vice President, Sales
Donald E. Grant..............................          54   Vice President, Operations
Gwyn Harvey..................................          42   Director of Human Resources
Kenneth R. Lindsay...........................          51   Vice President, Asia Operations
Marvin S. Wolfson............................          43   General Manager, Test Software Division
H. Raymond Bingham (1).......................          50   Chairman of the Board
Delbert W. Yocam (2).........................          52   Director, Compensation Committee Chairman
C. Scott Gibson (1)(2).......................          43   Director, Audit Committee Chairman
James M. Hurd (1)............................          48   Director
James E. Solomon.............................          59   Director

- ------------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    Mr. Barnes has been the Company's President since April 1991 and became a director of the Company in 1989. From 1989 to 1991, Mr. Barnes was the Company's General Manager. Mr. Barnes is a member of the Board of Trustees for the Oregon Graduate Institute of Science and Technology. Mr. Barnes is Chairman Ex-officio of the American Electronics Association, Oregon Council, and was a member of the Board of Directors of the American Electronics Association in 1993. Mr. Barnes is a director of Eclipse Technology, a manufacturer of laser imaging products.

    Mr. Ramadan joined the Company in 1993 as Chief Financial Officer, and was elected Secretary and Treasurer in 1995. Prior to joining IMS, Mr. Ramadan held the positions of Finance Director and Chief Accounting Officer of Mentor Graphics Corp., a supplier of EDA software, from 1987 to 1993. In addition he was Vice President of Finance for CAD/CAM Resources Inc., a computer aided mechanical design business, between 1985 and 1987, and Vice President Group Controller at Computervision Corporation from 1979 to 1985.

    Mr. Allison joined the Company in November 1995 as Vice President of Marketing. Prior to joining the Company, Mr. Allison was Director of Memory Marketing for Credence Corporation during 1995 and Director of Marketing for Megatest Corporation, from 1985 to 1995. Both companies are ATE manufacturers.

    Mr. Baril is a founder of the Company, and has been the Vice President of Engineering since the Company's inception in 1983. Previously, Mr. Baril was Engineering Group Manager for the Logic Analyzer Division of Tektronix, a high technology company, for one year, Hybrid Circuit Project Manager and Group Leader for three years in Tektronix labs, and a Hybrid Circuit Project Leader and Design Engineer for four years at Burr Brown, an analog integrated circuit company.

    Mr. Fraine joined the Company in 1994 as Vice President of Sales. Prior to joining the Company, he was the National Sales Manager at Teradyne, Inc., an ATE company, from 1989 to 1994 and held the position of Account Manager at GenRad, Inc. from 1976 to 1986. In addition, Mr. Fraine has held several sales and marketing positions at STS/Axiom Technology, Inc., a mixed-signal test equipment company.

    Mr. Grant joined the Company in 1989 as Vice President of Operations. Prior to joining the Company, Mr. Grant was Director of Manufacturing at Protocol Systems, a medical device manufacturer, from 1986 to 1989 and Director of Operations at Kentrox Industries from 1983 to 1986. Mr. Grant held various manufacturing positions with Hewlett Packard from 1972 to 1983.

    Ms. Harvey joined the Company in 1987 as Director of Human Resources. Prior to joining the Company, Ms. Harvey worked in a variety of human resources positions with Metheus Corporation, Computervision Corporation,
Metheus-Computervision,  Inc.,  Sierracin-EOI  and  Fairchild,  a   Schlumberger
Company.

    Mr. Lindsay is a founder of the Company, and has served as Vice President of Asia Operations since 1992, Asian Business Manager from 1989 to 1992 and Vice President and Director of Marketing from 1983 to 1989. Prior to joining the Company, Mr. Lindsay was world wide Marketing Manager for the Semiconductor Test Systems Division of Tektronix, and held other marketing, management, and engineering positions at Tektronix.

    Mr. Wolfson joined the Company in 1992 as Vice President of Marketing and became General Manager of the Software Division in 1994. In November 1995, Mr. Wolfson became the General Manager of the Test Software Division. Prior to joining the Company, Mr. Wolfson held a variety of positions with Mentor Graphics, a supplier of EDA software, between 1983 and 1992, including Marketing Director, General Manager and Product Group Vice President. Prior to joining Mentor Graphics, Mr. Wolfson held engineering management positions with Honeywell's Solid State Electronics Division, as well as a number of technical and managerial positions in the EDA simulator industry.

    Mr. Bingham has been a director of the Company since July 1993 and Chairman of the Board since May 1995. Mr. Bingham joined Cadence in June 1993 as Executive Vice President and Chief Financial Officer. From June 1985 to May 1993, he served as Executive Vice President and Chief Financial Officer of Red Lion Hotels and Inns, which owns and operates a chain of hotels. Mr. Bingham serves as a director of Sunstone Investors Inc.

    Mr. Yocam has served as a director of the Company since May 1995. He has been an independent consultant from November 1994 to the present. Mr. Yocam served as President, Chief Operating Officer and a director of Tektronix, Inc., a high technology company, from September 1992 through November 1994. He was an independent consultant from November 1989 until September 1992. Mr. Yocam was with Apple Computer, Inc. from November 1979 through November 1989, serving in a variety of executive management positions including Chief Operating Officer from August 1986 through August 1988 and President of Apple Pacific from August 1988 to November 1989. Mr. Yocam is also a director of Adobe Systems, Inc., Castelle, Inc., Oracle Corp. and Sapiens International Corp.

    Mr. Gibson has served as a director of the Company since May 1995. Mr. Gibson co-founded Sequent Computer Systems, Inc., a computer system supplier, in 1983 and served as Sequent's President from 1988 through March 1992. Mr. Gibson serves as Chairman of the Board of Directors of Adaptive Solutions, Inc., and a director of Inference Corp., RadiSys Corporation and TriQuint Semiconductor, Inc. Mr. Gibson also serves as a Vice Chairman of the Oregon Graduate Institute of Science and Technology and as a director of several privately held technology companies.

    Mr. Hurd has served as a director of the Company since May 1995. Mr. Hurd co-founded Planar Systems, Inc., a publicly traded manufacturer of high performance information displays and has served as its President and Chief Executive Officer since 1983. Mr. Hurd is also a director of Planar Systems, Inc. Mr. Hurd is a member of the Board of Trustees for the Oregon Graduate Institute of Science and Technology.

    Mr. Solomon has served as a director of the Company since April 1995. Mr. Solomon has served as Senior Vice President and Chief Technology Officer for Cadence since February 1994. Mr. Solomon has served as Senior Vice President of Cadence's Analog Division from January 1993 to February 1994 and as

President of Cadence's Analog Division from December 1988 to January 1993. Mr. Solomon also served as Co-Chairman of the Board of Directors of Cadence from May 1988 until May 1989. Mr. Solomon is also the Chairman of the Board of Smart Machines, Inc., and Xulu Entertainment, Inc., private companies.

    The Company's directors are divided into three classes and serve for three year terms, with one class being elected by the shareholders each year. The terms of the current directors will expire as follows: Messrs. Bingham and Yocam in 1997, Messrs. Barnes and Gibson in 1998 and Messrs. Solomon and Hurd in 1999. The members of the Audit Committee currently are Messrs. Gibson, Hurd and Bingham. The Audit Committee reviews the scope of the independent annual audit, the independent public accountants' letter to the Board of Directors concerning the effectiveness of the Company's internal financial and accounting controls and the Board of Directors' response to that letter, if deemed necessary. The Board of Directors also has appointed a Compensation Committee which reviews executive compensation and establishes executive compensation levels and also administers the Company's stock option plans and the 1995 Employee Stock Purchase Plan. During the fiscal year ended December 31, 1995, the Compensation Committee held nine meetings. The members of the Compensation Committee currently are Messrs. Yocam and Gibson.

    Article V of the Company's Restated Articles of Incorporation, (the "Restated Articles"), provides that the Company's directors may be removed only for cause, and only at a meeting called expressly for that purpose by a vote of 75% of the votes then entitled to be cast for the election of directors.

    Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board.

DIRECTOR COMPENSATION

    The members of the Company's Board of Directors are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings. In addition, non-employee members of the Board of Directors receive an annual retainer of $10,000, $1,000 for each Board meeting attended and $1,000 for each meeting of a committee of the Board attended. Under the Company's 1995 Stock Option Plan for Nonemployee Directors, each person who is a nonemployee director receives certain stock options. See "-- 1995 Stock Option Plan for Nonemployee Directors."

EXECUTIVE COMPENSATION

    The following table provides certain summary information concerning compensation for the fiscal years ended December 31, 1994 and 1995 of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (collectively, the "named executive officers"), for the fiscal year ended December 31, 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                              ANNUAL COMPENSATION                 COMPENSATION
                                                -----------------------------------------------  --------------
                                                                                  OTHER ANNUAL   STOCK OPTIONS     ALL OTHER
         NAME AND PRINCIPAL POSITION              YEAR       SALARY      BONUS    COMPENSATION      GRANTED      COMPENSATION
- ----------------------------------------------  ---------  ----------  ---------  -------------  --------------  -------------
Keith L. Barnes ..............................       1994  $  185,000  $  58,366  $    7,115(1)      70,000(2)    $   7,493(3)
 President and Chief Executive Officer               1995     195,000     98,886      11,538(1)      84,000           7,654(3)
James P. Fraine ..............................       1994      59,583     --          27,436(4)        --            27,237(5)
 Vice President, Sales                               1995     132,250     --          83,101(4)      14,000           7,331(5)
Kenneth R. Lindsay ...........................       1994      82,400     --         104,831(4)       3,000(2)          661(6)
 Vice President, Asia Operations                     1995      95,983      1,689      52,916(4)      28,000           8,052(3)
Marvin S. Wolfson ............................       1994     124,080     37,626       --              --               404(6)
 General Manager, Test Software Division             1995     124,080     28,265       --            31,000             404(6)
W. Barry Baril ...............................       1994     108,760     30,831       --            15,000(2)        1,579(6)
 Vice President, Engineering                         1995     113,440     31,149       4,423(1)      70,000             361(6)

- ------------------------
(1) Reflects a cash payment in lieu of vacation.

(2) Reflects options to purchase shares of Cadence Common Stock.

(3) Represents automobile allowance and Company payments of additional insurance premiums.

(4) Represents sales commissions.

(5) Represents relocation reimbursement and Company payments of additional insurance premiums.

(6) Represents Company payments of additional insurance premiums.

OPTION GRANT TABLE

    The following table sets forth certain information concerning options granted to the named executive officers during the year ended December 31, 1995 under the Company's 1995 Stock Option Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                VALUE AT ASSUMED ANNUAL
                                           NUMBER OF    PERCENT OF                                RATES OF STOCK PRICE
                                          SECURITIES   TOTAL OPTIONS                            APPRECIATION FOR OPTION
                                          UNDERLYING    GRANTED TO     EXERCISE                         TERM(3)
                                            OPTIONS    EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------
NAME                                      GRANTED(1)    FISCAL 1995    SHARE(2)       DATE          5%          10%
- ----------------------------------------  -----------  -------------  -----------  -----------  ----------  ------------
Keith L. Barnes.........................      84,000            15%    $    8.50      5/10/05   $  448,560  $  1,138,200
James P. Fraine.........................      14,000             3          8.50      5/10/05       74,760       189,700
Kenneth R. Lindsay......................      28,000             5          8.50      5/10/05      149,520       379,400
Marvin S. Wolfson.......................      31,000             6          8.50      5/10/05      165,540       420,050
W. Barry Baril..........................      70,000            13          8.50      5/10/05      373,800       948,500

- ------------------------
(1) Options granted become exercisable starting with the end of the month of the grant date, with 1/48th of the total number of options granted becoming exercisable at that time and with an additional 1/48th of such options becoming exercisable each month thereafter, with a total four-year vesting period.

(2) Options were granted at an exercise price equal to the estimated fair market value of the Company's Common Stock at the time of grant.

(3) The potential realizable value is calculated based upon the term of the option at its time of grant (10 years) and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent the Company's estimates or projection of the future Common Stock price. There can be no assurance that the Common Stock will appreciate at any particular rate or at all in future years.

OPTION EXERCISES AND HOLDING

    The following table sets forth certain information with respect to the named executive officers concerning the exercise of options granted under the Company's 1995 Stock Incentive Plan during the year ended December 31, 1995, and the value of unexercised options held as of December 31, 1995.

                                                                NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                     SHARES                     OPTIONS AT FY-END(1)          AT FY-END(1)(2)
                                   ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                               EXERCISE(1)  REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ---------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
Keith L. Barnes..................      --           --           14,004        69,996     $  87,525    $   437,475
James P. Fraine..................      --           --            2,334        11,666        14,588         72,913
Kenneth R. Lindsay...............      --           --            4,668        23,332        29,175        145,825
Marvin S. Wolfson................      --           --            5,168        25,832        32,300        161,450
W. Barry Baril...................      --           --           11,671        58,329        72,944        364,556

- ------------------------
(1) The above table excludes information regarding exercises and the year-end value of options to acquire shares of Common Stock of Cadence (the Company's majority shareholder) granted prior to the Company's initial public offering and in years prior to 1995. Cadence offers its employees a stock option program, including employees employed by subsidiaries of Cadence. Prior to contemplation of the Company's initial public offering, Cadence offered options to acquire Common Stock of Cadence to Company employees and officers under the stock option program. All of the options to acquire Common Stock of Valid Logic held by Company employees as of the 1991 merger of Cadence and Valid Logic, of which the Company was then a subsidiary, were exchanged for options to acquire shares of Common Stock of Cadence. The options to acquire Common Stock of Cadence have been vesting since Cadence's merger with Valid Logic. No options to acquire Common Stock of Cadence were granted in 1995 to any officers of the Company. In 1995, Company employees, including officers, exercised 422,827 options to acquire Common Stock of Cadence and realized gains of $7,123,995. Of these 422,827 options exercised, officers of the Company exercised options for 228,095 shares of Cadence Common Stock and realized gains of $3,771,390. The named executive officers accounted for gains of $3,007,025.

    Gains from the exercise and sale of Cadence options do not impact the Company's expenses or results of operations. Furthermore, such options do not enter into the calculation of the Company's outstanding shares nor its earnings per share calculations.

    The Shares Acquired on Exercise, Value Realized, Number of Securities Underlying Unexercised Options at FY-End (Exercisable/Unexercisable) and Value of Unexercised In-the-Money Options at FY-End (Exercisable/Unexercisable) with respect to the Cadence options held by the named executive officers is as follows: Mr. Barnes -- 137,718, $2,114,391, 0, 35,836, $0 and $1,189,100; Mr. Fraine -- 13,275, $239,251, 6, 24,219,
    $191  and $770,467; Mr.  Lindsay -- 5,380, $60,215,  937, 4,220, $31,332 and
    $140,368; Mr.  Wolfson  --  11,460, $202,506,  3,124,  4,167,  $111,097  and
    $148,189;  Mr.  Baril  --  22,895,  $390,661,  1,467,  15,330,  $49,413, and
    $505,093. The Cadence share numbers presented herein do not reflect the 3-for-2 stock split to be paid as a dividend to Cadence shareholders of record as of May 16, 1996.

(2) Amounts reflected are based upon the market value of the underlying securities at fiscal year end minus the exercise price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors consists of two persons, neither of whom has been or is an officer or an employee of the Company.

STOCK OPTION PLANS

  1995 STOCK INCENTIVE PLAN

    The Company's 1995 Stock Incentive Plan (the "1995 Plan"), which was approved by the Company's sole shareholder on May 11, 1995, provides for grants of both "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and "non-qualified stock options" which are not qualified for treatment under Section 422 of the Code, and for direct stock grants and sales to employees or consultants of the Company. The purposes of the 1995 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to the employees and consultants of the Company and to promote the Company's business. The 1995 Plan is administered by the Compensation Committee of the Board of Directors.

    The term of each option granted under the 1995 Plan will generally be ten years from the date of grant, or such shorter period as may be established at the time of the grant. An option granted under the 1995 Plan may be exercised at such times and under such conditions as determined by the Compensation Committee. If a person who has been granted an option ceases to be an employee or consultant of the Company, such person may exercise that option only during the exercise period established by the Compensation Committee at the time the options were granted, which shall not exceed 90 days after the date of termination, and only to the extent that the option was exercisable on the date of termination. If a person who has been granted an option ceases to be an employee or consultant as a result of such person's total and permanent disability, such person may exercise that option at any time within twelve months after the date of termination, but only to the extent that the option was exercisable on the date of termination. No option granted under the 1995 Plan is transferable other than at death, and each option is exercisable during the life of the optionee only by the optionee. In the event of the death of a person who has received an option, the option generally may be exercised by a person who acquired the option by bequest or inheritance during the twelve month period after the date of death, to the extent that such option was exercisable at the date of death.

    The exercise price of incentive stock options granted under the 1995 Plan may not be less than the fair market value of a share of Common Stock on the last market trading day prior to the date of grant of the option. Non-qualified stock options may not be granted for less than 85% of fair market value and options granted to greater than 10% shareholders may not be granted for less than 110% of fair market value. The consideration to be paid upon exercise of an option, including the method of payment, will be determined by the Compensation Committee and may consist entirely of cash, check, shares of Common Stock or any combination of such methods of payment as permitted by the Compensation Committee.

    Certain options authorized to be granted under the 1995 Plan are intended to qualify as incentive stock options for federal income tax purposes. Under federal income tax law currently in effect, the optionee will recognize no income upon grant or upon a proper exercise of an incentive stock option. If an employee exercises an incentive stock option and does not dispose of any of the option shares within two years following the date of grant and within one year following the date of exercise, then any gain realized upon subsequent disposition of the shares will be treated as income from the sale or exchange of a capital asset. If an employee disposes of shares acquired upon exercise of an incentive stock option before the expiration or either the one-year holding period or the two-year waiting period, any amount realized will be taxable as ordinary compensation income in the year of such disqualifying disposition to the extent that the lesser of the fair market value of the shares on the exercise date or the fair market value of the shares on the date of disposition exceeds the exercise price. The Company will not be allowed any deduction for federal income tax purposes at either the time of the grant or exercise of an incentive stock option. Upon any disqualifying disposition by an employee, the Company will be entitled to a deduction to the extent the employee realized ordinary income.

    Certain options authorized to be granted under the 1995 Plan will be treated as non-qualified stock options for federal income tax purposes. Under federal income tax law presently in effect, no income is realized by the grantee of a non-qualified stock option pursuant to the 1995 Plan until the option is exercised. At the time of exercise of a non-qualified stock option, the optionee will realize ordinary compensation income, and the Company will be entitled to a deduction, in the amount by which the market value of the shares subject to the option at the time of exercise exceeds the exercise price. The Company's deduction is conditioned upon withholding on the income amount. Upon the sale of shares acquired upon exercise of a non-qualified stock option, the excess of the amount realized from the sale over the market value of the shares on the date of exercise will be taxable.

    The 1995 Plan will continue in effect until May 2005, unless earlier terminated by the Board of Directors, but such termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1995 Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months, other than to conform with changes in certain requirements of the Securities Exchange Act of 1934 and Internal Revenue Code. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility for 1995 Plan participation, or materially increase the benefits to 1995 Plan participants must be approved by a vote of the Company's shareholders.

    Set forth below is information as to the number of options to purchase Company Common Stock that have been granted under the 1995 Plan to the persons and groups identified in the table as of December 31, 1995. The closing price of the Common Stock on the Nasdaq National Market was $26 on May 23, 1996.

    The Company has reserved 1,250,000 shares of Common Stock for issuance under the 1995 Plan. During the period of January 1, 1996 to May 20, 1996, options to purchase 262,275 shares of Common Stock were granted to the Company's employees under the 1995 Plan at exercise prices ranging from $12.75 to $24.00, which represent the closing market price on the last trading day prior to date of the option grants. The Company's named executive officers were granted options under the 1995 Plan as follows: Mr. Barnes -- 120,000; Mr. Fraine -- 7,000; Mr. Lindsay -- 5,000; Mr. Wolfson -- 5,000 and Mr. Baril -- 10,000.

  1995 STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS

    Nonemployee members of the Board of Directors participate in the Company's 1995 Stock Option Plan for Nonemployee Directors (the "1995 Nonemployee Director Plan"), which was adopted to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract and retain experienced and knowledgeable nonemployee directors by enhancing their incentive to work on behalf of the Company and its shareholders and to encourage them to acquire an increased proprietary interest in the Company. Under the 1995 Nonemployee Director Plan, a 10,000 share stock option is granted to each new nonemployee director at the time such person is first elected or appointed to the Board. In addition, each nonemployee director receives an option to purchase 3,000 shares of Common Stock annually after each annual meeting of shareholders. Set forth below is a summary of the material terms of the 1995 Nonemployee Director Plan.

    Each option expires ten years from the date of its grant. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the ten year term. If an optionee terminates service as a director for any reason other than retirement, total disability or death, the option will automatically expire 90 days after the date of termination. If an optionee dies or terminates service due to retirement or total disability, the options then outstanding will expire one year after the date of death or termination or on the stated expiration date, whichever is earlier. Options are not assignable and may not be transferred other than by will or the laws of descent and distribution.

    The exercise price of options granted under the 1995 Nonemployee Director Plan may not be less than the fair market value of a share of Common Stock on the date of grant of the option. Payment of the option exercise price may be in cash or, to the extent permitted by the Compensation Committee, by delivery of previously owned Company stock having a fair market value equal to the option exercise or a combination of cash and stock. The Compensation Committee may also permit "cashless" option exercises by allowing optionees to surrender portions of their options in payment for the stock to be received.

    All options granted under the 1995 Nonemployee Director Plan are non-qualified -- not intended to qualify under Section 422 of the Code. No gain will be recognized by the optionee at the time of a grant. Generally, at exercise, ordinary income will be recognized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise, and the Company will receive a tax deduction for the same amount. At the time the optionee disposes of the shares, the appreciation or depreciation of the shares since the option was exercised will be treated as either a short or long term capital gain, depending on how long the shares have been held.

    The 1995 Nonemployee Director Plan continues in effect until terminated by the Board of Directors or by shareholders but such termination will not affect the terms of any options outstanding at that time. The Board of Directors may amend, terminate or suspend the 1995 Nonemployee Director Plan at any time, provided that no amendment regarding amount, price or timing of the grants may be made more than once every six months other than to conform with changes in certain Internal Revenue Code requirements. Amendments that would materially increase the number of shares that may be issued, materially modify the requirements as to eligibility of the 1995 Nonemployee Director Plan participation, or materially increase the benefits to the 1995 Nonemployee Director Plan participants must be approved by shareholders.

    The number of options which may be granted under the 1995 Nonemployee Director Plan in fiscal year 1995 may not exceed 60,000 and any subsequent fiscal year may not exceed 18,000, subject to stock splits and similar events. Options that are forfeited or terminated will again be available for grant. On May 6, 1996, options to purchase 3,000 shares of Common Stock were granted to each of the Company's five nonemployee Directors.

  CADENCE OPTIONS

    Most  employees of the  Company continue to hold  options to purchase Common
Stock of Cadence granted under Cadence's 1987 and 1993 Stock Option Plans. Options under Cadence's 1987 Stock Option Plan continue to vest as long as the Company is a majority owned subsidiary of Cadence or the employee provides consulting services to Cadence. Options granted under the Cadence 1993 Stock Option Plan continue to vest as long as Cadence is a shareholder of the Company. The Stockholder Agreement between the Company and Cadence, as amended, provides that with respect to options granted under the 1987 Stock Option Plan, Cadence will retain certain Company employees as consultants and allow the continuation of vesting of options held by such consultants until fully vested. The balance of Company employees who are holders of options will be compensated, in the form of cash for the value of unvested stock options. Such payout will be contingent upon each employee's continued employment with the Company for the remaining unvested period related to these stock options. Compensation will be paid to the employees, over the remaining vesting period, in the amount equal to the difference between the option price and the fair market value, as defined, of Cadence Common Stock on the date of the cancellation of these stock options.

1995 EMPLOYEE STOCK PURCHASE PLAN

    On December 15, 1995, the Board of Directors adopted, and on May 6, 1996 the shareholders approved, the Company's 1995 Employee Stock Purchase Plan (the "ESPP"). The Company has reserved 250,000 shares of Common Stock for issuance under the ESPP. The purpose of the ESPP is to provide a convenient and practical means by which employees may participate in stock ownership of the Company. The Board of Directors believes that the opportunity to acquire a proprietary interest in the success of the Company through the acquisition of shares of Common Stock pursuant to the ESPP is an important aspect of the Company's ability to attract and retain highly qualified and motivated employees. The following is a summary of the basic terms and provisions of the ESPP.

    The ESPP is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the power to make and interpret all rules and regulations it deems necessary to administer the ESPP and has broad authority to amend the ESPP, subject to certain amendments requiring shareholder approval.

    All regular employees of the Company and its subsidiaries, including the Company's officers, are eligible to participate in the ESPP if they: (i) have been customarily employed by the Company more than five months in any calendar year, and (ii) are employed in a position with regular hours of more than twenty hours per week. Eligible employees may elect to contribute from 1% to 10% of their cash compensation during each pay period. The ESPP provides for two annual six-month offering periods, beginning on February 1 and August 1 of each year (the "Enrollment Dates"). During the offering periods, participants accumulate funds in an account via payroll deduction. At the end of each six-month offering period, the purchase price is determined and the accumulated funds are used to automatically purchase shares of Common Stock. The purchase price per share is equal to 85% of the lower of the fair market value of the Common Stock (a) on the Enrollment Date of the offering period or (b) the date of purchase. Unless a participant files a withdrawal notice before the beginning of the next offering period, such participant will automatically be re-enrolled for the next offering period.

    Neither payroll deductions credited to a participant's account nor any rights with regard to the purchase of shares under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the participant. Upon termination of a participant's employment for any reason the payroll deductions credited to the participant's account will be returned to the participant. As of March 31, 1996, there were 219 employees of the Company eligible to participate in the ESPP and 91 employees participating.

    The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Code, no taxable income is recognized by the participant with respect to shares purchased under the ESPP either at the time of enrollment or at any purchase date within an offering period.

    If the participant disposes of shares purchased pursuant to the ESPP more than two years from the Enrollment Date and more than one year from the date on which the shares were purchased, the participant will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the shares at the time of disposition over the purchase price, or (ii) 15% of the fair market value of the shares on the Enrollment Date. Any gain on the disposition in excess of the amount treated as ordinary income will be capital gain. The Company is not entitled to take a deduction for the amount of the discount in circumstances indicated above.

    If the participant disposes of shares purchased pursuant to the ESPP within two years after the Enrollment Date or within one year after the purchase date, the employee will recognize ordinary income on the excess of the fair market value of the stock on the purchase date over the purchase price. Any difference between the sale price of the shares and the fair market value on the purchase date will be capital gain or loss. The Company is entitled to a deduction from income equal to the amount the employee is required to report as ordinary compensation income.

    The federal income tax rules relating to employee stock purchase plans qualifying under Section 423 of the Code are complex. Therefore, the foregoing outline is intended to summarize only certain major federal income tax rules concerning qualified employee stock purchase plans.

EMPLOYMENT CONTRACTS

    The Company has entered into Employment Agreements with each of its executive officers. Each such Employment Agreement is terminable by either party. If an executive officer resigns voluntarily or is properly terminated for cause, all pay and benefits under the agreement will cease as of the date of such resignation or termination. If an executive officer is terminated other than for cause (including the voluntary resignation by an officer upon a breach by the Company of its obligations to the executive officer), the executive officer would receive all base salary, commissions and bonuses earned through the date of termination plus a payment equal to all accumulated but unused vacation and sick leave. In addition, the officer would be entitled to continued vesting of options (or alternatively be paid the in-the-money value of such options), certain benefits, and payment of base salary for a severance period, which is two years in the case of Mr. Barnes, 18 months in the case of Mr.
Ramadan and six months for each other executive officer. By agreement with Cadence, Cadence would also accelerate any Cadence options that the executive officer may hold which would, by their original vesting schedule, vest on or before July 1, 1997. If there is a change in control of the Company, then the vesting schedule of the Company options held by Mr. Barnes and Mr. Ramadan would accelerate so that all such options would be immediately exercisable, and if any other executive officer is terminated without cause in conjunction with a change in control, then the vesting schedule for that executive officer would be accelerated so that all Company options would vest (or the in-the-money value be paid) as of the date of termination, and all Cadence options that would have vested by July 1, 1997 (or the in-the-money value) would also be paid.

                              CERTAIN TRANSACTIONS

    The following is a description of certain transactions and relationships entered into or existing within the past three years between the Company and Cadence.

HISTORICAL TRANSACTIONS

    In certain foreign markets, primarily Europe, the Company invoices its customers through Cadence subsidiaries. The Company reimburses Cadence through the intercompany account for the cost of the Company's dedicated sales agents in these markets plus an agency fee due to the fact that these dedicated sales agents are employees of Cadence subsidiaries and are located in Cadence facilities. During the last three fiscal years and the three month period ended March 31, 1996, the amount of such reimbursements equaled $772,000, $1,240,000, $2,260,000 and $397,000, respectively. The dedicated sales agents, who are employees of Cadence subsidiaries, sell and support Company products on a full-time basis and coordinate their efforts with the Company's manufacturing facility in the United States.

    In addition, Cadence provides selling, service and production support related to the Company's Virtual Test Software and charges the Company for the cost of such services. These costs, which have been charged to the Company, equaled $0, $410,000, $211,000 and $40,000 for the fiscal years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively, and have been reflected in the Financial Statements included elsewhere in this Prospectus.

    For the fiscal year ended December 31, 1995 and the three months ended March 31, 1996, Cadence charged the Company approximately $227,000 and $44,000, respectively, for utilization of certain domestic sales offices, general liability insurance and other services. Prior to 1995, Cadence had not charged the Company, but the estimated costs equaled $191,000 for both the fiscal years ended December 31, 1993 and 1994. These amounts have been reflected in the Financial Statements included elsewhere in this Prospectus.

    Under Cadence corporate policy, interest is charged on past due intercompany balances. Interest is charged beginning the first day of the fourth month after the charge originated. The rate is computed using the applicable federal rate for short-term loans compounded semi-annually. For the years ended December 31, 1993 and 1994, the Company paid Cadence $10,000 and $20,000, respectively, for net interest on past due intercompany balances. For the year ended December 31, 1995, and for the three months ended March 31, 1996, there was no net interest on past due intercompany balances.

    Other than the transactions described above and certain income tax matters, the Company has operated substantially independently of Cadence. Although the Company has experienced substantial independence as a subsidiary of Cadence, its operating history while a wholly-owned or majority-owned subsidiary of Cadence cannot necessarily be regarded as indicative of the Company's prospects as a fully independent company.

AGREEMENTS WITH CADENCE

    In managing the intercompany relationship between them, the Company and Cadence have entered into several agreements for the purpose of defining their ongoing relationship. These agreements were reached while the Company was a wholly-owned subsidiary of Cadence and, while certain of these agreements were amended during May 1996, such agreements should not be regarded as the result of arm's length negotiations between independent parties. There can be no assurance that such agreements, or the transactions provided for therein, have been or will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. Management believes that these agreements, had they been in place on a historical basis, would not have resulted in any material change in the Company's historical financial condition or results of operations.

    The Company and Cadence entered into an Asset Transfer Agreement effective as of June 30, 1994, under which the Company acquired the Dantes technology from Cadence for a purchase price of $55,000. Under this Agreement, the Company acquired all of Cadence's right, title and interest in and to the Dantes technology and all related intellectual property rights; however, Cadence retained a perpetual, worldwide royalty-free right to use, modify, create derivative works based upon, market, distribute and sublicense the transferred assets in the form delivered by Cadence. Prior to June 30, 1999, Cadence is not permitted to transfer its retained rights, except in connection with a business combination involving Cadence or any Cadence subsidiary, nor is it permitted to use the transferred assets to create products equivalent to Dantes before June 30, 1999.

    Cadence and the Company are parties to a Joint Sales Agreement dated as of June 30, 1994, which was amended as of April 1, 1995 and as of May 20, 1996. This agreement provides that each company's sales force may sell certain defined software products of the other. The agreement covers Company's software products, including Dantes and STL, and those Cadence products needed for the operation of Dantes and STL. The agreement provides for cooperative sales and customer support for each party from the other, Cadence's continued manufacture of the Company's software products, and fees generally equal to 10 percent of net sales of the software for such services to be paid reciprocally. The agreement operates on a worldwide basis, and extends to Cadence's subsidiaries and any future subsidiaries formed by either company. The term of this agreement expires June 30, 1998, and it is renewable by mutual agreement of the parties.

    Cadence and the Company are parties to a Corporate Services Agreement under which Cadence provides certain services and support to the Company. The agreement provides for Cadence to act as the Company's agent in Germany, England, France, Israel and Taiwan. Under the agreement Cadence provides dedicated agents who are employees of Cadence or Cadence subsidiaries that sell and support Company products on a full-time basis and coordinate their efforts with the Company's manufacturing facility in the United States. The agreement requires the Company to pay Cadence an agency fee with respect to the dedicated agents, and provides further that the Company owns the intellectual property such dedicated agents create. Most of these dedicated agents are located in countries outside the United States, though one -- a member of the Virtual Test Software design and development team -- is employed in the United States (at Cadence's facilities in San Jose). In addition, the Amended Corporate Services Agreement grants the Company the option to acquire insurance coverage through Cadence policies and to hire the dedicated agents if the Company elects to commence operations where such dedicated agent is located. The Amended Corporate Services Agreement will expire on June 1, 1999, unless sooner terminated under the terms of such Amended Corporate Services Agreement.

    Cadence and the Company are parties to a Tax Sharing Agreement that provides for the allocation between Cadence and the Company of all responsibilities, liabilities and benefits relating to taxes paid or payable by either Cadence or the Company for all taxable periods, whether beginning before, on, or after the Company's July 21, 1995, initial public offering. Prior to the initial public offering, the Company was included in the consolidated tax returns of Cadence. The Company's share of Cadence's consolidated income tax liability for the period before the initial public offering was determined on a separate company basis computed under Internal Revenue Code guidelines and was $3,000, $1,160,000 and $381,000 for the years ended December 31, 1993, 1994 and the three months ended March 31, 1995, respectively. The Company estimates that there is no additional obligation to Cadence for the period from April 1, 1995 to the date of the initial public offering. In lieu of payment by the Company to Cadence of this separate Company liability, Cadence has contributed such annual tax obligations to the Company's capital. Any adjustments (for example, pursuant to an Internal Revenue Service audit) discovered during the post-offering period, but relating to the pre-offering period, will be settled between the Company and Cadence in cash. Subsequent to the Company's initial public offering, the Company is responsible for filing its own income tax returns.

    The Company and Cadence are parties to a Shareholder Agreement that limits the ability of Cadence to sell and vote the Common Stock owned by it under certain circumstances. The Shareholder Agreement provides that in connection with any sale or series of sales of Common Stock by Cadence to a single purchaser or related group of purchasers of in excess of 10% of the outstanding shares of Common Stock in a private transaction exempt from the registration provisions of the Securities Act (i) the outstanding shares of Common Stock will not be sold at a price in excess of the average closing price of the Common Stock during the ten business days preceding the date of the notice required by clause (iii) below; (ii) that the purchaser will be required to agree in writing not to institute or participate in any business combination or other transaction that will result in the purchase or exchange of the shares of Common Stock owned by the remaining shareholders of the Company, provided that this restriction will not apply to a transaction approved by a majority of such remaining shareholders; and (iii) the transaction will not be consummated before the fifteenth business day after receipt by the Company of notice of the proposed transaction, including a description of the principal terms thereof. Except as otherwise expressly provided, the restrictions on the ability of Cadence to sell Common Stock terminate when Cadence ceases to own 35% or more of the outstanding shares of Common Stock, and are therefore expected to terminate upon the consummation of this offering.

    The Shareholder Agreement also provides that (i) except with respect to the election or removal of directors and voting on any "Significant Event," including any amendment to the Company's articles of incorporation or bylaws, disposition of the Company, recapitalization, liquidation or other action presented for a vote of shareholders, which Cadence determines to be materially adverse to Cadence's interests and which is out of the ordinary course of business of the Company, Cadence will vote its shares of Common Stock in accordance with the recommendations of the Board of Directors in at least the same proportion as the shares held by all other shareholders are voted, (ii) all of the shares of Common Stock owned by Cadence will be represented in person or by proxy at all meetings of shareholders of the Company and (iii) Cadence will not solicit proxies with respect to the Common Stock. The restrictions on the ability of Cadence to vote its shares of Common Stock will terminate on the earlier of the date that Cadence ceases to own 35% or more of the outstanding shares of Common Stock or such date as Cadence's stock ownership decreases to a level where Cadence ceases to be able to elect a majority of the Board of Directors, and therefore such restrictions are expected to terminate upon the consummation of this offering. The Shareholder Agreement also provides that Cadence is entitled to certain rights with respect to the registration of its shares of Common Stock under the Securities Act. The Company and Cadence have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. See "Description of Capital Stock -- Registration Rights."

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 20, 1996, and such beneficial ownership as adjusted to reflect the sale of 1,130,000 shares by the Company and 1,395,000 shares by the Selling Shareholders pursuant to this Prospectus, by (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the named executive officers, (iv) all officers and directors of the Company as a group and (v) the Selling Shareholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                    SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                      OWNED PRIOR TO                          OWNED AFTER
                                                      OFFERING (1)(2)     SHARES TO BE   OFFERING (1) (2) (3)
DIRECTORS, NAMED EXECUTIVE OFFICERS AND 5%         ---------------------     SOLD IN     ---------------------
SHAREHOLDERS                                         NUMBER     PERCENT     OFFERING       NUMBER     PERCENT
- -------------------------------------------------  ----------  ---------  -------------  ----------  ---------
                                                    3,709,000      55.4%     1,343,650    2,365,350      30.0%
Cadence Design Systems, Inc. ....................
2655 Seely Road
 Building 5, MS 5B2
 San Jose, CA 95134
Keith L. Barnes..................................      34,008      *            20,700       13,308      *
James P. Fraine..................................       4,813      *             2,080        2,733      *
Kenneth R. Lindsay...............................       8,689      *             3,295        5,394      *
Marvin S. Wolfson................................       9,564      *             3,565        5,999      *
W. Barry Baril...................................      22,462      *             7,900       14,562      *
H. Raymond Bingham...............................       5,777      *             1,188        4,589      *
Delbert W. Yocam.................................       3,777      *           --             3,777      *
C. Scott Gibson..................................       7,877      *           --             7,877      *
James M. Hurd....................................       3,777      *           --             3,777      *
James E. Solomon.................................       3,777      *           --             3,777      *


OTHER OFFICERS AND EMPLOYEES
- -------------------------------------------------
Donald E. Grant..................................      14,752      *             5,600        9,152      *
Gwyn Harvey......................................       2,937      *             1,100        1,837      *
Sar Ramadan......................................      15,752      *             5,600       10,152      *
Karen Ranjit.....................................         890      *               322          568      *
All Officers and Directors as a Group (14
 persons)........................................     137,962       2.0%        51,028       86,934       1.1%


- ------------------------
*   Less than one percent of the outstanding Common Stock.

(1) Benefical ownership is determined in accordance with rules of the SEC, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from May 20, 1996 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person, but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of May 20, 1996 is as follows:
    Messrs. Bingham, Yocam, Gibson, Hurd, and Solomon -- 3,777; Mr. Barnes -- 29,508; Mr. Fraine -- 4,813; Mr. Lindsay -- 8,689; Mr. Wolfson -- 9,564; Mr.
    Baril  -- 21,462; Mr. Grant  -- 14,752; Ms. Harvey  -- 2,937; Mr. Ramadan --
    14,752; Ms. Ranjit -- 890; all Executive Officers and Directors as a group -- 125,362.

(2) Excludes with respect to each of the following principal and selling shareholders, the number of shares issuable upon the exercise of options that are not currently exercisable and do not become exercisable within 60 days of May 20, 1996: Mr. Barnes -- 174,492; Mr. Fraine -- 16,187; Mr.
    Lindsay -- 24,311; Mr. Wolfson -- 26,436; Mr. Baril -- 58,538; Mr. Bingham -- 9,223; Mr. Grant -- 42,248; Ms. Harvey -- 9,063; Mr. Ramadan -- 42,248;
    Ms. Ranjit -- 2,360.

(3) Assumes no exercise of the Underwriters' over-allotment option, which grants the Underwriters' the option to purchase 205,000 shares of Common Stock held by Cadence and 170,000 shares of the Company's Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01, and 10,000,000 shares of Preferred Stock, par value $.01 per share. The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by the provisions of the Company's Restated Articles of Incorporation and Restated Bylaws, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    After this offering, approximately 7,874,266 shares of Common Stock will be outstanding. Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock which the Company may issue in the future as described below.

PREFERRED STOCK

    The Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely effect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a series of securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation, and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Stock.

    The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise by making such attempts more difficult or more costly to achieve. The Board of Directors may issue Preferred Stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Board of Directors has no present intention of issuing any shares of Preferred Stock.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES; CERTAIN PROVISIONS OF RESTATED ARTICLES

    The Company is subject to the Oregon Control Share Act (OBCA Sections 60.801-60.816) (the "Control Share Act"). The Control Share Act generally provides that a person (the "Acquiring Person") who acquires voting stock of an Oregon corporation in a transaction which results in such Acquiring Person holding more than 20%, 33 1/3% or 50% of the total voting power of such corporation (a "Control Share Acquisition") cannot vote the shares it acquires in the Control Share Acquisition ("control shares") unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by the Acquiring Person and shares held by the Company's officers and inside directors ("interested shares"), and by the holders of a majority of the outstanding voting shares, including interested shares. The foregoing vote would be required at the time an Acquiring Person's holdings exceed 20% of the total voting power of a company, and again at the time the Acquiring Person's holdings exceed 33 1/3% and 50%. The term "Acquiring Person" is broadly defined to include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute a "Control Share Acquisition."

    The Acquiring Person may, but is not required to, submit to the Company an "Acquiring Person Statement" setting forth certain information about the Acquiring Person and its plans for acquiring the Company's stock. The Acquiring Person Statement may also request that the Company call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the Acquiring Person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the Control Share Acquisition. If the Acquiring Person's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the Acquiring Person for the control shares.

    The Company is subject to the Oregon Business Combination Act (OBCA Sections 60.825-60.845) (the "Business Combination Act"). The Business Combination Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an Interested Shareholder. Business combination transactions for this purpose include (a) a merger or plan of share exchange, (b) any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation's assets or outstanding capital stock and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. These restrictions do not apply if (i) the Interested Shareholder, as a result of the transaction in which such person became an Interested Shareholder, owns at least 85% of the outstanding voting stock of the corporation (disregarding shares owned by directors who are also officers, and certain employee benefit plans),
(ii) the Board of Directors approves the share acquisition or business combination before the Interested Shareholder acquired 15% or more of the corporation's voting stock, or (iii) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (disregarding shares owned by the Interested Shareholder) approve the transaction after the Interested Shareholder acquires 15% or more of the corporation's voting stock. The Control Share Act and the Business Combination Act may have the effect of encouraging any potential acquiror to negotiate with the Company's Board of Directors and will also discourage certain potential acquirors unwilling to comply with its provisions.

    The Company's Restated Articles and Bylaws contain provisions which (i) classify the Board of Directors into three classes as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years with one class being elected each year (the "Classified Board Provisions") and (ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75% of the votes then entitled to be cast for the election of directors. The Classified Board Provisions and the availability of Preferred Stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter any potential unfriendly offers or other efforts to obtain control of the Company. This could deprive the Company's shareholders of opportunities to realize a premium for their Common Stock and could make removal of incumbent directors more difficult. At the same time, these provisions may have the effect of inducing any persons seeking control of the Company to negotiate terms acceptable to the Board of Directors. In addition, the provisions of the Restated Articles regarding removal of directors will make the removal of any director more difficult even if such removal is believed by the shareholders to be in their best interests. Since these provisions make the removal of directors more difficult, they increase the likelihood that incumbent directors will retain their positions and, since the Board has the power to retain and discharge management, could perpetuate incumbent management.

REGISTRATION RIGHTS AGREEMENT

    The Company and Cadence are parties to a Shareholder Agreement providing Cadence with certain registration rights. In the event that the Company proposes to register any of its securities under the Securities Act, Cadence is entitled to notice of such registration and is entitled to include its shares of Common Stock in such registration, subject to certain marketing and other limitations. Cadence also has the right to require the Company, on no more than three occasions, to file a registration statement under the Securities Act in order to register its shares of Common Stock. Cadence may also require the Company to file a Form S-3 registration with respect to its shares of Common Stock. The Company may, under certain circumstances, defer such registration, and the underwriters involved in such registrations have the right, subject to certain limitations, to limit the number of shares included in such registrations.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and registrar for the Common Stock is First Interstate Bank of Oregon, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Upon completion of this offering, the Company will have 7,874,266 shares of Common Stock outstanding, of which 5,516,604 shares (5,891,604 shares if the over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities except for shares purchased by an existing "affiliate" of the Company as that term is defined under the Securities Act ("Affiliates") which resales will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. Upon completion of this offering, Cadence will continue to hold 2,365,350 shares (2,160,350 shares if the Underwriters' over-allotment option is exercised in full), and will be eligible to sell these shares in the public market pursuant to Rule 144, subject to certain contractual restrictions on resale. In addition, 763,676 shares are issuable upon exercise of outstanding options as of the date of this Prospectus. The Company currently intends to file a Registration Statement on Form S-8 covering an aggregate of 1,250,000 shares of Common Stock reserved for issuance under its stock option plans in order to permit the resale of shares issued upon the exercise of such options in the public market without restriction. The Company has filed a Registration Statement on Form S-8 covering 250,000 shares that have been reserved for issuance under its 1995 Employee Stock Purchase Plan permitting the resale of such shares in the public market without restrictions under the Securities Act. Sales of shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" within the meaning of Rule 144 ("Restricted Shares") for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding (which will equal approximately 78,743 shares immediately after the offering) or the average weekly trading volume of the Common Stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who is not and is not deemed to have been an affiliate of the Company at any time during the 90 calendar days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144 as currently in effect without regard to the volume limitations described above. The Company is unable to estimate accurately the number of Restricted Shares that ultimately will be sold under the foregoing rules because the number of shares will depend in part on the market price for the Common Stock, the circumstances of the sellers and other factors. Subject to certain exceptions, the Company, the Selling Shareholder and the directors and officers of the Company have agreed for a period of 120 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2), directly or indirectly, enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock. Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    Restricted Shares also may be sold pursuant to a registration statement filed by the Company under the Securities Act in the future or another exemption from registration that might be available without compliance with the requirements of Rule 144. Cadence and the Company are parties to a Shareholder Agreement providing Cadence with certain registration rights covering shares of Common Stock that are owned by Cadence. Pursuant to such Shareholder Agreement, Cadence has the right, subject to certain terms and conditions, to require the Company to register its shares of Common Stock under the Securities Act for offer and sale to the public (including by way of an underwritten public offering). Exercise of these registration rights by Cadence could result in the distribution of substantial amounts of Common Stock, including distributions in underwritten public offerings. See "Description of Capital Stock -- Registration Rights Agreement."

    The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market (including shares issued upon the exercise of options that may be granted pursuant to any employee stock option or other equity plan of the Company), or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock.

                                  UNDERWRITERS

    Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Cowen & Company and SoundView Financial Group, Inc. are serving as the Representatives, have severally agreed to purchase, and the Company and Selling Shareholders have agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                                           NUMBER OF
                                          NAME                                               SHARES
- -----------------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated........................................................
Cowen & Company..........................................................................
SoundView Financial Group, Inc...........................................................

                                                                                           ----------
    Total................................................................................   2,525,000
                                                                                           ----------
                                                                                           ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel, and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission and that there has been no material adverse change or any development involving a prospective material adverse change in the business, financial condition or results of operations of the Company from that set forth in the Registration Statement. The Underwriters are obligated to take and pay for all of the shares of Common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which
represents a concession not  in excess of $         per  share under the  public
offering  price.  Any Underwriter  may allow,  and such  dealers may  reallow, a
concession not in excess of $       a share to other Underwriters or to  certain
other dealers.

    The Company and Cadence have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of shares of Common Stock offered hereby.

    In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of Common Stock. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market making average daily trading volume in the Common Stock during a price period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

    The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Subject to certain exceptions, the Company and the Selling Shareholders each have agreed in the Underwriting Agreement that it will not for a period of 120 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of, directly or indirectly, Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) directly or indirectly enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock.

    See "Shares Eligible for Future Sale" for a description of certain arrangements by which all directors and executive officers of the Company have agreed not to sell or otherwise dispose of Common Stock of the Company for a period of 120 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Ater Wynne Hewitt Dodson & Skerritt, LLP, Portland, Oregon. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements and related schedule of the Company and its subsidiaries at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

    A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. A copy of the
Registration Statement, including Exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                       INDEX TO THE FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants...................................................................         F-2
Balance Sheets.............................................................................................         F-3
Statements of Income.......................................................................................         F-4
Statements of Shareholders' Equity.........................................................................         F-5
Statements of Cash Flows...................................................................................         F-6
Notes to the Financial Statements..........................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Integrated Measurement Systems, Inc.:

    We have audited the accompanying balance sheets of Integrated Measurement Systems, Inc. (an Oregon corporation) as of December 31, 1994 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Measurement Systems, Inc. as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Portland, Oregon,
January 26, 1996, except
for Note 10, as to
which the date is
May 6, 1996

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1994       1995     MARCH 31, 1996
                                                                              ---------  ---------  --------------
                                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................................  $   4,384  $   8,930    $    8,986
  Trade receivables, less allowance for doubtful accounts of $182, $338 and
   $340.....................................................................      4,424      8,117         9,359
  Receivable from Cadence, net..............................................      1,748      1,094           870
  Inventories...............................................................      3,223      5,830         6,620
  Deferred income taxes.....................................................        775      1,237         1,237
  Prepaid expenses and other current assets.................................        250        735           734
                                                                              ---------  ---------       -------
    Total current assets....................................................     14,804     25,943        27,806
Property, plant and equipment, net..........................................      4,134      5,178         4,909
Service spare parts, net....................................................      1,764      2,223         1,835
Software development costs, net.............................................      1,960      1,657         1,676
                                                                              ---------  ---------       -------
                                                                              $  22,662  $  35,001    $   36,226
                                                                              ---------  ---------       -------
                                                                              ---------  ---------       -------


                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................  $     976  $   2,660    $    2,427
  Accrued compensation......................................................      1,006      1,629         1,855
  Accrued warranty..........................................................        286        801           753
  Deferred revenue..........................................................      1,129      2,291         1,850
  Other current liabilities.................................................        296        810           522
  Current tax liability.....................................................     --         --                65
  Capital lease obligations -- current......................................        208        164           153
                                                                              ---------  ---------       -------
    Total current liabilities...............................................      3,901      8,355         7,625
Deferred income taxes.......................................................        409        108           108
Capital lease obligations, net of current portion...........................         83         54            33
Commitments
Shareholders' equity:
  Preferred stock, $.01 par value, authorized 10,000,000 shares; none issued
   and outstanding..........................................................     --         --            --
  Common stock, $.01 par value, authorized 15,000,000 shares; issued and
   outstanding 6,324,000, 6,699,803 and 6,699,855...........................         63         67            67
  Additional paid-in capital................................................     14,764     20,467        21,097
  Retained earnings.........................................................      3,442      5,950         7,296
                                                                              ---------  ---------       -------
    Total shareholders' equity..............................................     18,269     26,484        28,460
                                                                              ---------  ---------       -------
                                                                              $  22,662  $  35,001    $   36,226
                                                                              ---------  ---------       -------
                                                                              ---------  ---------       -------

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                                              -------------------------------  --------------------
                                                                1993       1994       1995       1995       1996
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Product sales...............................................  $  19,357  $  23,981  $  33,076  $   7,304  $   9,170
Service and other sales.....................................      3,760      6,071      8,017      1,780      2,745
                                                              ---------  ---------  ---------  ---------  ---------
  Net sales.................................................     23,117     30,052     41,093      9,084     11,915
Cost of product sales.......................................      8,616     10,090     12,827      2,949      3,213
Cost of service and other sales.............................      1,599      2,345      2,939        689      1,195
                                                              ---------  ---------  ---------  ---------  ---------
  Total cost of sales.......................................     10,215     12,435     15,766      3,638      4,408
                                                              ---------  ---------  ---------  ---------  ---------
  Gross margin..............................................     12,902     17,617     25,327      5,446      7,507
Operating expenses:
  Research, development and engineering.....................      3,130      3,664      6,177      1,309      1,988
  Selling, general and administrative.......................      9,610     10,972     13,681      3,172      3,448
                                                              ---------  ---------  ---------  ---------  ---------
    Total operating expenses................................     12,740     14,636     19,858      4,481      5,436
                                                              ---------  ---------  ---------  ---------  ---------
    Operating income........................................        162      2,981      5,469        965      2,071
Other income, net...........................................         99        142        349         60        115
Interest expense............................................        (28)       (28)       (30)        (9)       (14)
                                                              ---------  ---------  ---------  ---------  ---------
Income before income taxes..................................        233      3,095      5,788      1,016      2,172
Provision for income taxes..................................        102      1,185      2,253        389        826
                                                              ---------  ---------  ---------  ---------  ---------
  Net income................................................  $     131  $   1,910  $   3,535  $     627  $   1,346
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Net income per share........................................  $    0.02  $    0.30  $    0.53  $    0.10  $    0.19
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Weighted average number of common and common equivalent
 shares outstanding.........................................      6,366      6,366      6,685      6,366      6,922
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                  COMMON STOCK        ADDITIONAL                    TOTAL
                                                            ------------------------    PAID-IN     RETAINED    SHAREHOLDERS'
                                                              SHARES       AMOUNT       CAPITAL     EARNINGS       EQUITY
                                                            -----------  -----------  -----------  -----------  -------------
Balance, December 31, 1992................................       6,324    $      63    $  13,137    $   1,401    $    14,601
  Contributed capital.....................................      --           --              372       --                372
  Net income..............................................      --           --           --              131            131
                                                                 -----          ---   -----------  -----------  -------------
Balance, December 31, 1993................................       6,324           63       13,509        1,532         15,104
  Contributed capital.....................................      --           --            1,255       --              1,255
  Net income..............................................      --           --           --            1,910          1,910
                                                                 -----          ---   -----------  -----------  -------------
Balance, December 31, 1994................................       6,324           63       14,764        3,442         18,269
  Contributed capital.....................................      --           --              177       --                177
  Net proceeds from initial public offering...............         375            4        3,253       --              3,257
  Stock issued under stock option plans...................           1       --                3       --                  3
  Net income..............................................      --           --           --            3,535          3,535
  Dividend to Cadence.....................................      --           --           --           (1,027)        (1,027)
  Tax benefit from Cadence stock option transactions by
   IMS employees..........................................      --           --            2,270       --              2,270
                                                                 -----          ---   -----------  -----------  -------------
Balance, December 31, 1995................................       6,700           67       20,467        5,950         26,484
  Net income..............................................      --           --           --            1,346          1,346
  Stock issued under stock option plans...................      --           --                4       --                  4
  Tax benefit from Cadence stock option transactions by
   IMS employees..........................................      --           --              626       --                626
                                                                 -----          ---   -----------  -----------  -------------
Balance, March 31, 1996 (unaudited).......................       6,700    $      67    $  21,097    $   7,296    $    28,460
                                                                 -----          ---   -----------  -----------  -------------
                                                                 -----          ---   -----------  -----------  -------------

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                     THREE MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,           MARCH 31,
                                                                   -------------------------------  --------------------
                                                                     1993       1994       1995       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers...................................  $  22,745  $  29,565  $  36,994  $   7,800  $  11,293
  Interest received..............................................         93        203        320         61        110
  Payments to suppliers..........................................    (11,360)   (13,030)   (16,986)    (3,252)    (5,230)
  Payments to employees..........................................     (8,522)    (9,792)   (14,082)    (3,243)    (4,389)
  Income taxes paid..............................................     --         --           (495)    --             (5)
  Other taxes paid...............................................       (445)      (575)      (733)      (110)      (424)
  Interest paid..................................................        (28)       (28)       (30)        (9)       (14)
                                                                   ---------  ---------  ---------  ---------  ---------
    Net cash provided by operating activities....................      2,483      6,343      4,988      1,247      1,341
                                                                   ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Purchases of equipment.........................................     (1,672)    (1,724)    (1,874)      (211)    (1,036)
  Additions to service spare parts...............................       (448)      (295)      (600)      (150)       (23)
  Software development costs.....................................       (889)    (1,062)      (974)      (179)      (170)
                                                                   ---------  ---------  ---------  ---------  ---------
    Net cash used in investing activities........................     (3,009)    (3,081)    (3,448)      (540)    (1,229)
                                                                   ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Principal payments under capital leases........................        (56)      (168)      (254)       (70)       (60)
  Net proceeds from initial public offering......................     --         --          3,257     --         --
  Proceeds from employee stock option exercises..................     --         --              3     --              4
                                                                   ---------  ---------  ---------  ---------  ---------
    Net cash provided by (used in) financing activities..........        (56)      (168)     3,006        (70)       (56)
                                                                   ---------  ---------  ---------  ---------  ---------
    Net increase (decrease) in cash and cash equivalents.........       (582)     3,094      4,546        637         56
Cash and cash equivalents at beginning of period.................      1,872      1,290      4,384      4,384      8,930
                                                                   ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.......................  $   1,290  $   4,384  $   8,930  $   5,021  $   8,986
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Reconciliation of net income to net cash provided by operating activities:
  Net income.....................................................  $     131  $   1,910  $   3,535  $     627  $   1,346
  Adjustments to reconcile net income to cash provided by
   operating activities:
    Depreciation and amortization................................      1,630      2,300      3,071        579      1,007
    Contributed capital..........................................        372      1,255        177        177     --
    Provision (benefit) for deferred income taxes................         99         25       (763)         8     --
  Net change in payable to or receivable from Cadence............        444     (1,985)      (373)       720        224
  (Increase) decrease in trade receivables.......................        515      1,119     (3,693)      (891)    (1,242)
  (Increase) decrease in inventories.............................         35        670     (2,606)      (665)      (790)
  (Increase) decrease in prepaid expenses and other current
   assets........................................................       (199)        28       (485)      (219)         1
  Decrease in notes receivable...................................     --            235     --         --         --
  Increase in current tax liability..............................     --         --         --         --            691
  Increase (decrease) in accounts payable and accrued expenses...       (698)       507      4,963        843        545
  Increase (decrease) in deferred revenue........................        154        279      1,162         68       (441)
                                                                   ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities........................  $   2,483  $   6,343  $   4,988  $   1,247  $   1,341
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------
Supplemental schedule of noncash financing activities:
  Purchase of assets through capital lease.......................  $     259  $     244  $     181  $     174  $      29
  Tax benefit from Cadence stock option transactions by IMS
   employees.....................................................  $  --      $  --      $   2,270  $  --      $     626
  Noncash dividend to Cadence....................................  $  --      $  --      $   1,027  $   1,027  $  --

   The accompanying notes are an integral part of these financial statements.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                       NOTES TO THE FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1.  COMPANY BACKGROUND AND INITIAL PUBLIC OFFERING:
    Integrated Measurement Systems, Inc. (the Company or IMS) commenced operations in August 1983. The Company was independent until acquired by Valid Logic in 1989. In 1991, Valid Logic merged with Cadence Design Systems, Inc. (Cadence) in a transaction accounted for as a pooling. From that time until July 21, 1995, the Company was a wholly owned subsidiary of Cadence.

    On July 21, 1995, the Company successfully completed an initial public offering of common stock. A total of 2,990,000 shares were sold at a price of $11 per share. Of these, 375,000 shares were sold by the Company, and 2,615,000 were sold by Cadence. The net proceeds to the Company from this offering, after deduction of expenses directly related to the offering, were $3.3 million, while net proceeds to Cadence amounted to approximately $26.6 million. Following the initial public offering, Cadence owns 55% of the outstanding common stock of the Company, with the remaining 45% publicly owned.

    The Company is engaged in designing, developing, manufacturing, marketing and servicing high-performance engineering Test Stations and test software to test and measure the performance of complex electronic devices. In addition, the Company develops, markets and supports a line of Virtual Test Software that permits design and test engineers to automate test program development and to conduct simulated tests of electronic device designs prior to the fabrication of a prototype of the actual device. Virtual Test Software and related services accounted for approximately 5% of net sales for both of the years ended December 31, 1994 and 1995 and 8% of net sales for the first quarter of 1996. Virtual Test Software revenue was insignificant in 1993.

    The Company markets and supports its products worldwide through a network of direct sales force personnel, independent distributors and dedicated agents employed by Cadence in international locations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    INTERIM FINANCIAL INFORMATION

    The interim financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the management of the Company believes that the disclosures are adequate to make the information presented not misleading. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis. For example, the effective income tax rate is based on estimates of annual amounts of taxable income.

    The interim period information included herein reflects all adjustments which are, in the opinion of the management of the Company, necessary for a fair statement of the results of the respective interim periods. Results of operations for interim periods are not necessarily indicative of results to be expected for an entire year.

    USE OF ESTIMATES

    The preparation of financial statements in conformance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    The Company generally recognizes revenue from product sales and software licenses as the product ships and there are no significant obligations remaining. Contract service and support revenues that are

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) billed in advance are recorded as deferred revenue and recognized ratably over the contractual period as the services and support are performed. Revenue from other services, such as consulting and training, is recognized as the related services are performed or when certain milestones are achieved.

    PRODUCT WARRANTY

    The Company provides a warranty for its products and establishes an estimated accrual at the time of sale considered adequate to cover warranty costs during the warranty period.

    CASH AND CASH EQUIVALENTS

    The Company classifies all highly liquid investments purchased with an original maturity of three months or less as cash equivalents. The Company invests with high credit quality financial institutions which bear minimal credit risk.

    INVENTORIES

    Inventories, consisting principally of computer hardware, electronic sub-assemblies and test equipment, are valued at standard costs which approximate the lower of cost (first-in, first-out) or market. Costs used for inventory valuation purposes include material, labor and manufacturing overhead.

                                                                             DECEMBER 31,
                                                                         --------------------   MARCH 31,
                                                                           1994       1995        1996
                                                                         ---------  ---------  -----------
                                                                                               (UNAUDITED)
Raw materials..........................................................  $   1,274  $   2,613   $   2,553
Work-in-progress.......................................................      1,719      2,945       3,393
Finished goods.........................................................        230        272         674
                                                                         ---------  ---------  -----------
  Total inventories....................................................  $   3,223  $   5,830   $   6,620
                                                                         ---------  ---------  -----------
                                                                         ---------  ---------  -----------

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost and consists principally of computer equipment, furniture and leasehold improvements. Depreciation of computer equipment and furniture is computed principally on a straight-line basis over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease, or the estimated useful lives of the improvements.

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1994       1995
                                                                                    ---------  ---------
Leasehold improvements............................................................  $     190  $     200
Computer equipment and furniture..................................................     10,719     13,053
                                                                                    ---------  ---------
                                                                                       10,909     13,253
Less accumulated depreciation.....................................................     (6,775)    (8,075)
                                                                                    ---------  ---------
  Net property, plant and equipment...............................................  $   4,134  $   5,178
                                                                                    ---------  ---------
                                                                                    ---------  ---------

    SERVICE SPARE PARTS

    Service spare parts consist of electronic components which are used to service Test Stations for which the Company has entered into equipment maintenance agreements with customers. Subsequent to December 31, 1995, the Company reclassified its service spare parts from inventory to non-current assets to more accurately reflect the use of such parts in the Company's service business. These assets are not held for sale, diminish in value in a reasonably predictable manner, and therefore are subject to depreciation. Beginning January 1, 1996, depreciation of the Company's service spare parts is being computed on a

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
straight-line basis over the estimated useful lives of the assets, generally eight years, and charged to Cost of Service and Other Sales. Prior to 1996, the Company charged normally recurring adjustments necessary to present inventory at its estimated net realizable value to Cost of Service and Other Sales. In order to reflect this change, the Company recorded a charge to Cost of Service and Other Sales of $327 during the first quarter of 1996, representing the cumulative difference in financial statement carrying value between the depreciated cost under the new accounting method at January 1, 1996 and the net inventory carrying value of the service spare parts assets at December 31, 1995. Cost and accumulated depreciation of service spare parts are as follows:

                                                                             DECEMBER 31,
                                                                         --------------------   MARCH 31,
                                                                           1994       1995        1996
                                                                         ---------  ---------  -----------
                                                                                               (UNAUDITED)
Service spare parts, at cost...........................................  $   2,075  $   2,675   $   2,697
Less obsolesence reserve/accumulated depreciation......................       (311)      (452)       (862)
                                                                         ---------  ---------  -----------
  Net service spare parts..............................................  $   1,764  $   2,223   $   1,835
                                                                         ---------  ---------  -----------
                                                                         ---------  ---------  -----------

    RESEARCH, DEVELOPMENT AND ENGINEERING COSTS

    Research, development and engineering costs are expensed as incurred.

    SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes certain software development costs incurred once technological and economic feasibility of the product has been demonstrated. These capitalized costs are amortized over the estimated economic life of the related product, generally three years, computed principally on a straight-line basis. Amortization is included in product cost of sales in the accompanying Statements of Income.

    The Company capitalized software development costs amounting to $889, $1,062 and $974 in 1993, 1994 and 1995, respectively. Related amortization expense of $409, $625 and $1,277 was recorded in 1993, 1994 and 1995, respectively.

                                                                                           DECEMBER 31,
                                                                                       --------------------
                                                                                         1994       1995
                                                                                       ---------  ---------
Software development costs...........................................................  $   3,682  $   4,656
Less accumulated amortization........................................................     (1,722)    (2,999)
                                                                                       ---------  ---------
  Net software development costs.....................................................  $   1,960  $   1,657
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    INCOME TAXES

    The Company accounts for income taxes under the asset and liability method as defined by the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes". Under this method, deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement and tax balances of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

    Net income per share is computed using the weighted average number of common and dilutive common equivalent shares (stock options) assumed to be outstanding during the period, using the treasury stock method. The Company's stock options which were granted during the twelve-month period prior to its initial public offering have been considered outstanding for all periods presented.

    RECLASSIFICATIONS

    Certain reclassifications have been made in the accompanying financial statements for 1993, 1994 and 1995 to conform with the 1996 presentation.

3.  CAPITAL LEASE OBLIGATIONS:
    The Company leases certain equipment under capital lease agreements. All lease obligations are secured by the related asset. A schedule of future minimum lease payments under capital lease agreements as of December 31, 1995 is as follows:

1996.................................................................  $     175
1997.................................................................         40
1998.................................................................         11
1999.................................................................          9
                                                                       ---------
Total minimum payments...............................................        235
Amount representing interest.........................................        (17)
                                                                       ---------
Present value of future minimum lease payments.......................        218
  Less current portion...............................................       (164)
                                                                       ---------
Long-term capital lease obligation...................................  $      54
                                                                       ---------
                                                                       ---------

4.  COMMITMENTS:
    The Company leases its facilities and certain equipment under operating leases that expire in 1998. The approximate minimum lease payments under these operating leases at December 31, 1995 are as follows:

1996.................................................................  $     901
1997.................................................................        901
1998.................................................................        878

    Rent expense was approximately $868, $875 and $1,111 for the years ended December 31, 1993, 1994 and 1995, respectively.

5.  LINE OF CREDIT:
    In December 1995, the Company secured a revolving line of credit with a bank allowing maximum borrowings of $10,000. The Company can borrow, with interest at the bank's prime lending rate, or if lower, at certain margins above bankers' acceptance on interbank offering rates. There have been no borrowings against the line of credit to date. Certain financial covenants are included in this agreement, which the Company was in compliance with at December 31, 1995. The line of credit is renewable April 30, 1997.

6.  EMPLOYEE AND DIRECTOR STOCK OPTION AND 401(K) SAVINGS PLANS:
    The Company has a profit sharing plan and trust that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the terms of the plan, the employees of the Company may make voluntary contributions to the plan as a percentage of compensation, but not in excess of the

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

6. EMPLOYEE AND DIRECTOR STOCK OPTION AND 401(K) SAVINGS PLANS: (CONTINUED) maximum allowed under the Code. Employees become eligible to participate in the plan upon completion of six months of continuous employment and having attained the age of 21. The Company currently does not match employee contributions and does not intend to do so in the future.

    On May 10, 1995, the Company's Board of Directors approved the adoption of the 1995 Stock Incentive Plan (the 1995 Plan) pursuant to which 1,250,000 shares of the Company's common stock have been reserved for issuance. Under the 1995 Plan, incentive stock options may be granted to selected employees. Options under the 1995 Plan vest ratably over a four-year period from the date of grant, and are exercisable at prices generally not less than the fair market value at the grant date.

    On May 10, 1995, the Board of Directors approved the adoption of the 1995 Stock Option Plan for Nonemployee Directors (the "Nonemployee Director Plan") covering directors who are not employees of the Company. The Nonemployee Director Plan allows for the automatic grant of 10,000 options upon becoming a director and 3,000 options annually thereafter. Grants to-date have been made at fair market value on the date of grant. These options vest ratably over three years from the date of grant. Upon consummation of the Company's initial public offering, 50,000 stock options were awarded under the Nonemployee Director Plan.

    Stock options outstanding and related transactions under the Company's two stock option plans are summarized as follows:

                                                                             SHARES     PRICE PER SHARE
                                                                            ---------  -----------------
Granted...................................................................    542,250  $   8.50 - $15.50
Exercised.................................................................       (803)     8.50 -   8.50
Canceled..................................................................     (7,197)     8.50 -   8.50
                                                                            ---------  -----------------
  Balance at December 31, 1995............................................    534,250      8.50 -  15.50
Granted...................................................................    188,000     12.75 -  13.25
Exercised.................................................................        (52)    12.50 -  12.50
Canceled..................................................................     (3,386)    10.00 -  13.25
                                                                            ---------  -----------------
  Balance at March 31, 1996...............................................    718,812  8.50 - $    15.50
                                                                            ---------  -----------------
                                                                            ---------  -----------------

    At March 31, 1996, a total of 112,302 outstanding options were exercisable in accordance with the terms under which they were granted.

    As of December 31, 1995, employees of the Company also held approximately 384,000 Cadence stock options, under the original terms of their issuance. These options were granted to IMS employees by Cadence prior to 1995 (see note 1). Upon exercise of Cadence options, proceeds equal to the option exercise price pass to Cadence, and there is no impact on the number of shares of Company stock outstanding.

    Certain unvested Cadence stock options held by Company employees will be canceled as a result of any offering that reduces Cadence's common stock ownership in the Company to below certain percentages as specified in the Cadence Stock Option Plans. Cadence will compensate such employees in the form of cash for the value of these unvested stock options. Such pay out will be contingent upon each employees continued employment with the Company for the remaining unvested period related to these options. Compensation expense, equal to the difference of the option price and the fair market value, as defined, of Cadence Common Stock on the date of cancellation of these options, will be reflected as a charge in the Company's Statement of Income over the remaining vesting period.

    The Financial Accounting Standards Board has issued SFAS 123, "Accounting for Stock-Based Compensation" which establishes a fair value approach to measuring compensation expense related to

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

6. EMPLOYEE AND DIRECTOR STOCK OPTION AND 401(K) SAVINGS PLANS: (CONTINUED) employee stock plans. In 1996, the Company must either account for awards granted under employee stock plans after January 1, 1995 under the provisions of SFAS 123 or provide detailed disclosures in lieu of adoption. The Company plans to only adopt the disclosure provisions of SFAS 123.

7.  INCOME TAXES:
    The accompanying Statements of Income present the Company's income tax expense computed on a separate return basis. The taxable income of the Company will be included in the Cadence consolidated income tax returns through July 20, 1995. The Company will file independent income tax returns beginning July 21, 1995, the date of the Company's initial public offering.

    Income tax liabilities through March 31, 1995, have been settled with Cadence. The settlement with Cadence is reflected as contributed capital in the accompanying Statement of Shareholders' Equity. Income tax liabilities for the period April 1 through July 20, 1995 will be settled with Cadence in cash.

    The provision (benefit) for income taxes is as follows:

                                                                                 1993       1994       1995
                                                                               ---------  ---------  ---------
Current:
  Federal....................................................................  $  --      $     934  $   2,529
  State......................................................................          3        226        487
                                                                               ---------  ---------  ---------
                                                                                       3      1,160      3,016
Deferred.....................................................................         99         25       (763)
                                                                               ---------  ---------  ---------
  Total......................................................................  $     102  $   1,185  $   2,253
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

    The effective tax rate differs from the Federal statutory rate as follows:

                                                                                   1993       1994       1995
                                                                                 ---------  ---------  ---------
Federal statutory tax rate.....................................................       34.0%      34.0%      34.0%
State taxes, net of Federal tax effect.........................................        4.4        4.4        4.1
Other, net.....................................................................        5.4       (0.1)       0.8
                                                                                       ---        ---        ---
  Total........................................................................       43.8%      38.3%      38.9%
                                                                                       ---        ---        ---
                                                                                       ---        ---        ---

    The net deferred tax asset as of December 31, 1994 and 1995 consist of the following tax effects relating to temporary differences:

                                                                                          1994       1995
                                                                                        ---------  ---------
Deferred tax assets:
  Inventory valuation.................................................................  $     427  $     641
  Accrued vacation and other compensation.............................................        176        209
  Book in excess of tax depreciation..................................................        129        194
  Allowance for doubtful accounts.....................................................         70        129
  Accrued warranty....................................................................        110        398
  Other...............................................................................        135        158
                                                                                        ---------  ---------
                                                                                            1,047      1,729
Deferred tax liabilities:
  Software development costs..........................................................       (681)      (600)
                                                                                        ---------  ---------
  Net deferred tax asset..............................................................  $     366  $   1,129
                                                                                        ---------  ---------
                                                                                        ---------  ---------

    For the year ended December 31, 1995, the current tax liability has been reduced by $2,270 for the tax benefit from tax deduction of employee gains upon exercise of Cadence stock options. The tax benefit of the

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

7.  INCOME TAXES: (CONTINUED)
stock option deduction is reflected as an increase in Additional Paid-in Capital in the accompanying Statements of Shareholders' Equity. The employee gains are generally not expenses of the Company for financial reporting purposes, and the exercise of these stock options does not increase the number of shares of Company common stock outstanding.

8.  TRANSACTIONS WITH CADENCE:
    In certain foreign markets, primarily Europe, Cadence acts as sales agent for the Company. Cadence is reimbursed its cost plus a fee by the Company through intercompany accounts for related costs incurred on the Company's behalf.

    Cadence provides selling, service and production support related to the Company's Virtual Test Software. These expenses have been reflected in the accompanying Statements of Income based on contractual agreements with Cadence, which reflect estimated costs required to provide such support.

    Cadence provides facilities for certain domestic Company sales personnel. Intercompany charges for utilization of these facilities have been reflected in the accompanying Statements of Income as Selling, General and Administrative expense.

    Certain corporate services such as treasury, tax, legal and risk management have been handled by Cadence in the past. The Company has begun to manage these activities independently subsequent to the initial public offering. Management does not expect these costs to increase significantly from their historical levels.

    For the years 1993, 1994 and 1995, the costs of the above services provided by Cadence totaled $1,142, $1,883 and $2,698, respectively. During 1993 and 1994, a portion of these costs were withheld from revenues collected on the Company's behalf in accordance with the sales agency agreement in effect for those years. The net adjustments to present the Company on a stand-alone basis were a reduction to income before income taxes of $367 and $60 for 1993 and 1994, respectively. These adjustments have been credited to Additional Paid-in Capital in the accompanying Statements of Shareholders' Equity.

    On March 31, 1995, the Company's Board of Directors approved a non-cash dividend to Cadence in the amount of $1,027 which was the intercompany outstanding balance at March 31, 1995. This dividend has been reflected in the accompanying Statements of Shareholders' Equity. It is the intent of Cadence and the Company to settle all intercompany activity subsequent to March 31, 1995 in cash.

9.  GEOGRAPHIC AND CUSTOMER INFORMATION:
    The Company sells to customers located throughout the United States, Asia-Pacific and Europe. Credit evaluations of its customers' financial conditions are performed periodically, and the Company generally does not require collateral from its customers. The Company maintains reserves for potential credit losses and such losses have been both immaterial and within management's expectations.

    In 1993, 1994, and 1995, one customer accounted for 16 percent, 22 percent and 30 percent of net sales, respectively. In 1993, another customer represented 12 percent of net sales. The concentrations of credit risk with respect to trade receivables are, in management's opinion, considered minimal due to the size and financial stability of the Company's customers.

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

9.  GEOGRAPHIC AND CUSTOMER INFORMATION: (CONTINUED)
    Export  sales  represent  sales   to  the  Company's  customers   throughout
Asia-Pacific   and  Europe.  Sales  by  customer  geographic  region,  generally denominated in U.S. dollars, for the periods ended December 31, were:

                                                                           1993       1994       1995
                                                                         ---------  ---------  ---------
United States..........................................................  $  15,591  $  18,132  $  27,854
Asia-Pacific...........................................................      4,347      7,755      8,403
Europe.................................................................      2,935      3,982      4,656
Other..................................................................        244        183        180
                                                                         ---------  ---------  ---------
  Total................................................................  $  23,117  $  30,052  $  41,093
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    Like most high technology, high growth companies, IMS faces certain business risks which may impact the Company's results of operations. For further discussion of such risks, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

10. SUBSEQUENT EVENT:
    On May 6, 1996, the shareholders approved the adoption of the 1995 Employee Stock Purchase Plan (the "ESPP") pursuant to which 250,000 shares of the Company's Common Stock have been reserved for issuance to participating employees. Each eligible employee may elect to contribute up to 10 percent of their cash compensation during each pay period. The ESPP provides for two semi-annual offering periods, beginning February 1 and August 1 of each year. During the offering periods, participants accumulate funds in an account via payroll deduction. At the end of each six-month offering period, the purchase price is determined and the accumulated funds are used to automatically purchase shares of the Company's Common Stock. The purchase price per share is equal to 85 percent of the lower of the fair market value of the Common Stock (a) on the Enrollment Date of the offering period or (b) on the date of the purchase.

                                     [LOGO]

                TEST STATIONS

   IMS Time                         TestVIEW
  Navigator                      Graphical Test
  identifies                      Environment
timing errors                     provides for
                                  fast program
                                  development

                  ATS Blazer
                Test Stations
                 provide high
                 performance
                 engineering
                     test
                  capability

   IMS-Link                       Shmoo Plots
accepts design                  provide graphic
data from EDA                   display of test
  databases                         results

    (1) IMS TEST STATIONS
    The pictures portray:
    (A) Three different models of ATS Blazer Test Stations (center). Around this picture are four screen views of IMS software as follows
    (B) TIME NAVIGATOR which facilitates identifying IC timing errors (upper left-hand corner)
    (C) TEST VIEW which is a test environment that provides for graphical test program development (upper right-hand corner)
    (D) SHMOO PLOTS which provides graphic display of multivariable test results (lower right-hand corner)
    (E) IMS-LINK which accepts design data from electronic design automation data bases (lower left-hand corner)
                                 TEST SOFTWARE

         Dantes Virtual Test software supports the design, development simulation and debugging of mixed-signal test programs

                               [INSIDE BACK PAGE]
    (2) TEST SOFTWARE
    The picture shows a screen shot of Dantes Virtual Test Software which supports, the design and debugging of mixed-signal test programs.

                                        [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred by the Registrant in connection with the offering described in this Registration Statement. All amounts, except the SEC registration fee, the NASD filing fee and the NASDAQ National Market System listing fee are estimates.

SEC Registration Fee..............................................  $  26,500
NASD Filing Fee...................................................      8,185
NASDAQ Listing Fee................................................     17,500
Printing and Engraving Expenses...................................     70,000
Accounting Fees and Expenses......................................     35,000
Legal Fees and Expenses...........................................     50,000
Blue Sky Fees and Expenses (including fees of Counsel)............     10,000
Transfer Agent and Registrar Fees.................................      3,000
Director and Officer Liability Insurance..........................     88,000
Miscellaneous Expenses............................................     41,815*
                                                                    ---------
    Total.........................................................  $ 350,000*
                                                                    ---------
                                                                    ---------

- ------------------------
*Estimate.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As an Oregon corporation the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA,
Article IV of the Company's Restated Articles of Incorporation (the "Articles") eliminates the liability of the Company's directors to the Company or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

    Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

    The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

    The Articles require the Company to indemnify its directors and officers to the fullest extent not prohibited by law.

    Effective as of May 11, 1995, the Company entered into indemnity agreements with each executive officer of the Company and each member of the Company's Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Within the last three years, the Company has sold securities without registration under the Securities Act of 1933, as amended (the "Act"), in the transactions and in reliance on the exemptions from registration described below.

    During the period from May 10, 1995 through May 23, 1996, the Company has issued options to purchase an aggregate of 819,525 shares of Common Stock and has sold an aggregate of 1,604 shares of Common Stock for an aggregate purchase price of $14,090, in each case pursuant to the Company's 1995 Stock Incentive Plan and the 1995 Stock Option Plan for Nonemployee Directors and in reliance on Rule 701 promulgated under the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


  NUMBER                                                   DESCRIPTION
- -----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement**
       3.1   Restated Articles of Incorporation of Integrated Measurement Systems, Inc.*
       3.2   Restated Bylaws of Integrated Measurement Systems, Inc.*
       5.1   Opinion of Ater Wynne Hewitt Dodson & Skerritt as to the legality of the securities being registered**
      10.1   Form of Indemnity Agreement between Integrated Measurement Systems, Inc. and each of its executive officers and directors*
      10.2   1995 Stock Incentive Plan*
      10.3   1995 Stock Option Plan for Nonemployee Directors*
      10.4   Form of Employment Agreement between Integrated Measurement Systems, Inc. and each of its executive officers (with the terms relating to each executive officer attached as Exhibit A thereto)*
      10.5   Stockholder Agreement between Integrated Measurement Systems, Inc. and Cadence Design Systems, Inc.*
      10.6   Shareholder Agreement between Integrated Measurement Systems, Inc. and Cadence Design Systems, Inc.*
      10.7   Asset Transfer Agreement between Integrated Measurement Systems, Inc. and Cadence Design Systems, Inc.*
      10.8   Corporate Services Agreement between Integrated Measurement Systems, Inc. and Cadence Design Systems,
              Inc.*
      10.9   Tax Sharing Agreement between Integrated Measurement Systems, Inc. and Cadence Design Systems, Inc.*
     10.10   Lease Agreement between Integrated Measurement Systems, Inc. and Beaverton-Richmond Tech Properties, a
              Joint Venture, as amended by Amendment One and Amendment Two*
     10.11   Line of Credit Agreement between Integrated Measurement Systems, Inc. and U.S. Bank of Oregon+
     10.12   Integrated Measurement Systems, Inc. 1995 Employee Stock Purchase Plan.+
     10.13   Employment Agreement dated March 16, 1996 between Integrated Measurement Systems, Inc. and Keith L.
              Barnes++
     10.14   Employment Agreement dated March 16, 1996 between Integrated Measurement Systems, Inc. and Sar
              Ramadan.++
     10.15   Amended Stockholder Agreement between Integrated Measurement Systems, Inc. and Cadence Design Systems,
              Inc.**
     10.16   Amended Corporate Services Agreement between Integrated Measurement Systems, Inc. and Cadence Design
              Systems, Inc.**

  NUMBER                                                   DESCRIPTION
- -----------  --------------------------------------------------------------------------------------------------------
     10.17   Second Amendment to Joint Sales Agency Agreement between Cadence Design Systems, Inc. and Integrated
              Measurement Systems, Inc.**
      16.1   Letter of Arthur Andersen LLP regarding change in accounting principals.++
      23.1   Consent of Ater Wynne Hewitt Dodson & Skerritt (included in legal opinion filed as Exhibit 5.1)**
      23.2   Consent of Arthur Andersen LLP
      24.1   Powers of Attorney**


- ------------------------
* Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-92408).

+ Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

++   Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


**  Previously filed.


    (b) Financial Statement Schedules

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 12th day of June, 1996.


                                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                                      By:           /s/ KEITH L. BARNES

                                         ---------------------------------------
                                                     Keith L. Barnes

                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been duly signed by the following persons in the capacities indicated on June 12, 1996.



                   SIGNATURE                                       TITLE
- ------------------------------------------------  ---------------------------------------

              /s/ KEITH L. BARNES
     --------------------------------------       President, Chief Executive Officer and
                Keith L. Barnes                    Director (Principal Executive Officer)

                /s/ SAR RAMADAN
     --------------------------------------       Chief Financial Officer (Principal
                  Sar Ramadan                      Financial and Accounting Officer)

                       *
     --------------------------------------       Chairman of the Board
               H. Raymond Bingham

                       *
     --------------------------------------       Director
                C. Scott Gibson
     --------------------------------------       Director
                 James M. Hurd

                       *
     --------------------------------------       Director
                James E. Solomon

                       *
     --------------------------------------       Director
                Delbert W. Yocam

          *By:    /s/ KEITH L. BARNES
     --------------------------------------
                     Keith L. Barnes
                     Attorney-in-fact

                      INTEGRATED MEASUREMENT SYSTEMS, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                  SCHEDULE II
                                 (IN THOUSANDS)

                                                                                 ADDITIONS
                                                                BALANCE AT      CHARGED TO
                                                               BEGINNING OF      COSTS AND                   BALANCE AT END
DESCRIPTION                                                       PERIOD         EXPENSES      DEDUCTIONS       OF PERIOD
- ------------------------------------------------------------  ---------------  -------------  -------------  ---------------
Year Ended December 31, 1993:
  Allowance for doubtful accounts...........................     $     200       $  --          $     (53)      $     147
Year Ended December 31, 1994:
  Allowance for doubtful accounts...........................           147              69            (34)            182
Year Ended December 31, 1995:
  Allowance for doubtful accounts...........................           182             220            (64)            338

                                 EXHIBIT INDEX


                                                                                                           SEQUENTIALLY
  EXHIBIT                                            DESCRIPTION                                           NUMBERED PAGE
- -----------  --------------------------------------------------------------------------------------------  -------------
       1.1   Form of Underwriting Agreement**............................................................
       3.1   Restated Articles of Incorporation of Integrated Measurement Systems, Inc.*.................
       3.2   Restated Bylaws of Integrated Measurement Systems, Inc.*....................................
       5.1   Opinion of Ater Wynne Hewitt Dodson & Skerritt as to the legality of the securities being registered**................................................................................
      10.1   Form of Indemnity Agreement between Integrated Measurement Systems, Inc. and each of its executive officers and directors*...........................................................
      10.2   1995 Stock Incentive Plan*..................................................................
      10.3   1995 Stock Option Plan for Nonemployee Directors*...........................................
      10.4   Form of Employment Agreement between Integrated Measurement Systems, Inc. and each of its executive officers (with the terms relating to each executive officer attached as Exhibit A thereto)*...................................................................................
      10.5   Stockholder Agreement between Integrated Measurement Systems, Inc. and Cadence Design
             Systems, Inc.*..............................................................................
      10.6   Shareholder Agreement between Integrated Measurement Systems, Inc. and Cadence Design
             Systems, Inc.*..............................................................................
      10.7   Asset Transfer Agreement between Integrated Measurement Systems, Inc. and Cadence Design
             Systems, Inc.*..............................................................................
      10.8   Corporate Services Agreement between Integrated Measurement Systems, Inc. and Cadence Design
             Systems, Inc.*..............................................................................
      10.9   Tax Sharing Agreement between Integrated Measurement Systems, Inc. and Cadence Design
             Systems, Inc.*..............................................................................
      10.10  Lease Agreement between Integrated Measurement Systems, Inc. and Beaverton-Richmond Tech
             Properties, a Joint Venture, as amended by Amendment One and Amendment Two*.................
      10.11  Line of Credit Agreement between Integrated Measurement Systems, Inc. and U.S. Bank of
             Oregon+.....................................................................................
      10.12  Integrated Measurement Systems, Inc. 1995 Employee Stock Purchase Plan.+....................
      10.13  Employment Agreement dated March 16, 1996 between Integrated Measurement Systems, Inc. and
             Keith L. Barnes++...........................................................................
      10.14  Employment Agreement dated March 16, 1996 between Integrated Measurement Systems, Inc. and
             Sar Ramadan.++..............................................................................
      10.15  Amended Stockholder Agreement between Integrated Measurement Systems, Inc. and Cadence
             Design Systems, Inc.**......................................................................
      10.16  Amended Corporate Services Agreement between Integrated Measurement Systems, Inc. and
             Cadence Design Systems, Inc.**..............................................................
      10.17  Second Amendment to Joint Sales Agency Agreement between Cadence Design Systems, Inc. and
             Integrated Measurement Systems, Inc.**......................................................
      16.1   Letter of Arthur Andersen LLP regarding change in accounting principals.++..................
      23.1   Consent of Ater Wynne Hewitt Dodson & Skerritt (included in legal opinion filed as Exhibit
             5.1)**......................................................................................
      23.2   Consent of Arthur Andersen LLP..............................................................
      24.1   Powers of Attorney**........................................................................


- ------------------------
* Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-92408).

+ Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

++   Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


**  Previously filed.